Registration No.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

WESTMOUNTAIN GOLD, INC.

(Exact name of registrant as specified in its charter)

Colorado	26-1315498
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

1001 – A East Harmony Road, #340

Fort Collins, CO 80525

(Address of principal executive offices)

(208) 265-1717

(Registrant’s telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
NONE	N/A

Securities registered pursuant to Section 12(g) of the Act:

COMMON STOCK, $0.01 par value

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated filer [ ]
Non-accelerated filer [ ]	Smaller reporting company [X]
Emerging growth company [X]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [  ]

All references to the “Company”, “WMTN”, “we”, “our” and “us” used in this Registration Statement on Form 10 (“Form 10”) are to WestMountain Gold, Inc.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Registration Statement contains forward-looking statements regarding the Company that are intended to be covered by the safe harbor “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995, based on the Company’s current expectations and includes statements regarding estimates of future production, future results of operations, quality and nature of the asset and resource base, the assumptions upon which estimates are based and other expectations, beliefs, plans, objectives, assumptions, strategies or statements about future events or performance (often, but not always, using words such as “expects”, “projects”, “anticipates”, “plans”, “estimates”, “potential”, “possible”, “probable”, or “intends”, or stating that certain actions, events or results “may”, “will”, “should”, or “could” be taken, occur or be achieved). Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those reflected in the statements. These risks include, but are not limited to, the risks associated with exploring for gold (for example, risks involving unanticipated geological conditions related to exploring and mining; the uncertainty of any resource or reserve estimates; the uncertainty of estimates and projections relating to any future production, costs and expenses; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; health, safety and environmental risks and risks related to weather such as the arctic freeze, extremely cold temperatures and natural disasters); uncertainties as to the availability and cost of financing; fluctuations in supply and demand for gold; inability of our management team to execute its plans to meet its goals, and the possibility that government policies may change or governmental approvals may be delayed or withheld. Investors are cautioned that any forward-looking statements are not guarantees of future performance and actual results or developments may differ materially from the projections in the forward-looking statements. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made, but they are open to a wide range of uncertainties and business risks, including the risks described under “Item 1A – Risk Factors.” The Company does not assume any obligation to update forward-looking statements should circumstances or management’s estimates or opinions change.

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Item 1.	BUSINESS

(a)	History of the Company

WestMountain Gold, Inc. (“WMTN”, the “Company”, “we”, “us”, “our”, and similar phrases, as the context requires) is an exploration stage mining company, according to applicable guidelines of the Securities and Exchange Commission (“SEC”), which pursues gold projects that are anticipated to have low operating costs and high returns on capital.

We were incorporated in the state of Colorado on October 18, 2007, under the name WestMountain Index Advisor, Inc. We acquired Terra Mining Corporation (“TMC”) on February 28, 2011 and accounted for the transaction as a reverse acquisition using the purchase method of accounting, whereby TMC is deemed to be the accounting acquirer (although the legal acquiree) and WMTN to be the accounting acquiree (although the legal acquiror). Our financial statements before the date of the acquisition are those of TMC with the results of WMTN being consolidated from the date of the acquisition. The equity section and earnings per share have been retroactively restated to reflect the reverse acquisition and no goodwill has been recorded. On February 28, 2013, we changed our name to WestMountain Gold, Inc.

WestMountain Gold’s wholly owned subsidiary, Terra Gold Corporation (“TGC”), is currently focused on the exploration and possible mineral production from mineralized material at a high-grade gold system called the “Terra Project” in Alaska. The Terra Project consists of 344 Alaska state mining claims including five unpatented lode mining claims held under lease (subject to a 3-4% net smelter return royalty to the lessor, dependent upon the gold price), covering 83 square miles (55,040 acres). Collectively we refer to these as the “Terra claims.” The property is centered on a five mile long (1,976 acres) trend of high-grade gold vein occurrences. All government permits and reclamation plans for continued exploration through 2024 were renewed in 2020. Fees of $192,320 (including the annual maximum royalty of $125,000) to maintain the Terra claims through 2020 were paid by us on November 20, 2019. The property lies approximately 120 miles west-northwest of Anchorage, Alaska and is accessible via helicopter or fixed-wing aircraft. The property has haul roads, a mill facility and adjoining camp infrastructure, holding ponds and other infrastructure. The remote camp is powered by diesel powered generators and water is supplied to the mill by spring fed sources and water well.

Outcropping gold veins were first discovered on the Terra claims in the late 1990’s by Kennecott Exploration. The claims were transferred to a Ben Porterfield in 2000. AngloGold Ashanti (USA) Exploration Inc. optioned the claims in 2004 and staked additional claims in the vicinity. Initial detailed soil and rock surveys were conducted on the Terra claims that same year with results leading to the definition of an initial zone of high-grade gold veins over a 1.5 mile (600 acres) strike length. AngloGold followed up with a discovery drill program of 12 holes in 2005 and it drilled five additional holes in 2006. A total of 587 rock samples were collected on the property. The Terra Project was joint-ventured to International Tower Hill Mines Ltd. (“ITH”) in August of 2006.

On September 15, 2010, WMTN and its wholly owned subsidiary, TGC, and Raven Gold Alaska, Inc. (“Raven”), a wholly owned subsidiary of International Tower Hill, signed an Exploration, Development and Mine Operating Agreement (“JV Agreement”) pertaining to the Terra Project. WMTN made payments of cash and stock to Raven pursuant to the JV Agreement.

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On February 12, 2014, we, through TGC, acquired 100% ownership interest in the Terra Project from Raven for $1.8 million in cash and 200,000 shares of WMTN. No further payments were due to Raven from TGC under the JV Agreement, (including but not limited to any royalty or residual payments), and each party was fully released from its obligations to the other under the JV Agreement.

(b)	Significant Business Transactions Overview

We filed for relief under Chapter 11 of the Bankruptcy Code on March 1, 2017. Our Amended and Restated Joint Plan of Reorganization (the “Plan”) was confirmed on January 19, 2018.

Under the plan, a portion of our creditors converted their claims into a $5.0 million Secured Promissory Note (“Senior Note”). The Senior Note accrued interest at an annual rate equal to 2.0% above the current yield of a 10-year U.S. Treasury bond and is due on February 7, 2023. The interest rate is adjustable annually on February 7. Additionally, we have the option to extend the maturity date for two additional years by paying an amount equal to one half of the outstanding accrued interest as of February 7, 2023.

Under the terms of the Plan, our remaining creditors received our common stock (“New Common Stock”) at a rate equal to 0.20 New Common Stock for each dollar of claim then held. Additionally, following a reverse split of 500:1, our Pre-Petition common stock represented an amount equal to approximately 1.9% of the total outstanding New Common Stock. Our Pre-Petition Preferred Stock was converted into New Common Stock representing approximately 0.7% of the total outstanding New Common Stock.

Upon the Plan’s confirmation on January 19, 2018, we secured approximately $3.7 million of equity financing from existing shareholders. The shares of New Common Stock were sold at a price of $0.50 per share.

We entered into a promissory note with BOCO Investments, LLC (“BOCO”), our principal shareholder, dated February 7, 2018 in the amount of $5,000,000. The note is secured by substantially all of our assets. The note has a maturity date of February 7, 2025 and carries an interest rate of 2% plus 10-year US Treasury Bond Yield yearly adjustment on February 7 of each year. The default interest rate is 14%. As of February 29, 2020 and February 28, 2019 the principal and accrued interest was $5,485,811 and $5,256,014, respectively.

On December 18, 2018, we entered into a $1.0 million Unsecured Promissory Note with BOCO. The note accrues interest at a rate that is 4.0% per annum over the current yield of a 10-year U.S. Treasury bond and is due and payable on or before December 18, 2021. We have the option to extend the Promissory Note for an additional one-year provided we are not otherwise in default on the obligation.

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In preparation for the 2019 Alaska exploration season, on June 27, 2019, we secured approximately $4.1 million in equity financing from existing shareholders at a price of $0.50 per share of New Common Stock.

(c)	Business of Issuer

Business Overview

We are currently considered an exploration stage company under SEC criteria because we have not demonstrated the existence of proven or probable reserves at the Terra Project. Accordingly, as required under SEC guidelines and U.S. GAAP for companies in the exploration stage, substantially all of our investment in mining properties to date, including construction of the mill, mine facilities and exploration expenditures, have been expensed as incurred and therefore do not appear as assets on our balance sheet. We expect to remain an exploration stage company for the foreseeable future. We will not exit the exploration stage until such time that we demonstrate the existence of proven or probable reserves that meet SEC guidelines. Likewise, unless mineralized material is classified as proven or probable reserves, substantially all expenditures for mine exploration and construction will continue to be expensed as incurred.

We are currently evaluating our options for revenue generating operations. Our analysis may result in a change of our current business plan from what is described below, including the possible acceleration of implementing underground mining development and capital raising to fund those activities.

Moreover, we expect that we will need to raise additional funds to respond to our immediate obligations and if we decide to pursue recommencing operations at the Terra Project, appropriate responses to competitive pressures, or the acquisition of complementary businesses or technologies, or the response to unanticipated events may require us to make additional investments. We are considering all avenues with regard to our loans and other outstanding obligations, as well as future operations. Since our ability to raise additional capital will be affected by many factors, most of which are not within our control, no assurance can be given that we will in fact be able to raise the additional capital as it is needed.

2018 Exploration Season

During the 2018 field season we processed 1,395 tons of material that had been bulk sampled during the 2016 season and material that had been previously processed. From this material we produced 333 net ounces of gold. During the season, the ball mill’s gear failed, making the ball mill inoperable. An impact mill was used to run previously processed material that still contained gold, but the recovery rate was low, and this operation was shut down.

Exploration at the Terra Project during the 2018 field season consisted of a geophysical and drilling programs. The geophysical program included resistivity/induced polarization (IP) surveys and total magnetic field and very-low-frequency electromagnetic (VLF) magnetic surveys that were completed by Aurora Geosciences Ltd. These surveys were completed at the Fish and Ben zones as well as between the zones to further determine if the Fish and Ben zones are connected.

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Exploration drilling during the 2018 field season was focused at the Fish zone, with 10 drill holes off three drill pads for a total of 2,430 meters of HQ (3 inch diameter) core. Historically there had been 842 meters drilled at the Fish zone from five drill holes. The 2005 drilling was near an outcropping of vein material and in 2012 a single drill hole was drilled under another outcropping in the zone that is located to the north of the outcropping that was drilled in 2005. The plan for the 2018 drilling was to determine if veins continued to the north and south from four exploration holes in 2005 off a single drill pad. The geophysical program was used to help determine the drill locations. The drilling from the 2018 exploration shows gold bearing veins extend to the north and the south of the 2005 drilling. Of the 10 drill holes visible gold was observed in nine of the drill holes and within approximately 35 different quartz veins. Assays from the 2018 drilling resulted in seven samples graded over 50 ppm of gold, 21 samples over 20 ppm gold and 32 graded over 10 ppm gold. There were also 51 samples that graded over 5 ppm gold and 204 samples over 1 ppm gold. At the end of the 2018 season a total of 15 drill holes had been drilled out at the Fish zone (4 in 2005, 1 in 2012, and 10 in 2018). The symbol for gold is Au and the symbol for silver is Ag.

2018 Drill Assays that graded over 10ppm

HoleID	FROM (m)	TO (m)	Width (m)	Au (ppm)	Ag (ppm)
WGC-18-48	62.2	62.8	0.6	232	83.8
WGC-18-51	61.2	61.6	0.4	140.5	128
WGC-18-49	226.1	226.37	0.27	115.5	27.5
WGC-18-49	245.3	245.6	0.3	90.3	20.6
WGC-18-53	101.75	102.2	0.45	79.8	27.6
WGC-18-45	124.5	124.7	0.2	66.1	48.3
WGC-18-46	145.05	145.25	0.2	56.8	17.6
WGC-18-45	96.65	96.85	0.2	45.7	39.8
WGC-18-52	269.4	270	0.6	40.8	8
WGC-18-49	74	74.35	0.35	39.7	1.3
WGC-18-48	96.57	96.87	0.3	38.4	17.5
WGC-18-47	119	119.3	0.3	31.5	23.6
WGC-18-48	141.95	142.5	0.55	31.3	8.8
WGC-18-46	219	219.7	0.7	29	13.4
WGC-18-52	105.47	105.77	0.3	25.1	4.3
WGC-18-49	53.88	54.35	0.47	24	13.6
WGC-18-45	103.5	103.7	0.2	23.8	10.45
WGC-18-45	149.2	149.4	0.2	21.4	12.85
WGC-18-51	49.45	50.15	0.7	20.6	5.4
WGC-18-53	102.2	102.5	0.3	20	6.4
WGC-18-50	252.08	252.4	0.32	20	2.4
WGC-18-50	208.5	208.8	0.3	16.55	13.9
WGC-18-45	67.75	68	0.25	16.5	12.05
WGC-18-46	226.5	226.9	0.4	15.3	9.4
WGC-18-49	233	233.32	0.32	12.85	2.6
WGC-18-52	120.58	121	0.42	12.55	0.6
WGC-18-52	75.2	75.64	0.44	12.1	1.4
WGC-18-52	315.4	315.7	0.3	12.05	4.4
WGC-18-47	95.2	95.4	0.2	10.9	5.7
WGC-18-50	130.19	130.43	0.24	10.65	1.3
WGC-18-48	75.55	76.4	0.85	10.45	4.6
WGC-18-48	61.6	62.2	0.6	10.1	3.8

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2019 Exploration Season

The 2019 Alaska field season focused on exploration drilling, soil sampling and rock sampling at the Terra Project site, with drilling taking place at both the Ben and Fish zones. Soil samples were taken over magnetic anomalies from the geophysical surveys performed during the 2018 seasons. A total of 112 soil samples were collected and sent to our independent assayer in Fairbanks for analysis. These samples resulted in two samples grading over 100 grams per ton gold and 11 samples grading 10 to 100 grams per ton gold.

There were 11 surface grab samples collected in 2019, from three areas of veining. These samples were taken from areas in and around the SD vein. The chip samples show encouraging results with one high grade assay of 603 grams per ton gold. Other results include three samples ranging from 10 grams per ton gold to 50 grams per ton gold, four samples between one gram per ton gold and 10 grams per ton gold, and four samples of less than one gram per ton gold.

There were 5,127 meters of HQ core exploration drilling during the 2019 season, with 3,509 at the Ben and 1,618 at the Fish. The program totaled 20 drill holes with 13 drilled at the Ben zone off four drill pads and seven drilled at the Fish zone from single drill pad. The drilling at the Ben zone was to fill-in and extend some of the previously drilled resource at the Ben zone. This drilling resulted in one sample assaying over 100 ppm gold (115.2 ppm), four samples over 20 ppm gold, 15 samples over 10 ppm and 31 samples that graded over five ppm. There was a total of 170 samples that assayed over one ppm from the 2019 drilling at the Ben zone.

2019 Drill Assays that graded over 10ppm at the Ben zone

HoleID	FROM (m)	TO (m)	Width (m)	Au (ppm)	Ag (ppm)
WGC-19-62	75.2	75.5	0.3	115.2	88.1
WGC-19-55	136.2	136.5	0.3	43.7	61.5
WGC-19-57	45.9	46.2	0.3	31.4	13.1
WGC-19-64	90.9	91.2	0.3	24.1	31.1
WGC-19-59	322.6	322.9	0.3	19.5	10.8
WGC-19-66	253.9	254.3	0.4	18.4	3.2
WGC-19-60	20.7	21.0	0.3	17.9	12.9
WGC-19-59	278.5	278.8	0.3	17.2	11.9
WGC-19-57	127.8	128.1	0.3	16.3	10.6
WGC-19-65	141.9	142.2	0.3	14.9	6.5
WGC-19-59	246.4	247.9	1.5	14.3	1.6
WGC-19-63	102.9	103.2	0.3	13.7	16.3
WGC-19-60	288.4	288.7	0.3	13.4	7.4
WGC-19-61	244.2	244.6	0.4	13.3	12.4
WGC-19-67	259.6	259.9	0.3	12.4	7.7

The 2019 drilling at the Fish zone was from west side of the vein system, whereas the drilling during the 2005 and 2018 seasons were drilled from the east side of the system. Drilling of the seven holes off a single drill pad allowed for the collection of drill data at a tighter tolerance than at the other exploration drill holes. The assays from the samples at the Fish zone resulted in one sample over 200 ppm gold (246.0 ppm), three sample over 50 ppm gold, 10 samples over 20 ppm gold and 18 samples over 10 ppm gold. There were 40 samples that graded over five ppm gold and 159 that graded over one ppm gold.

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2019 Drill Assays that graded over 10ppm at the Fish zone

HoleID	FROM (m)	TO (m)	Width (m)	Au (ppm)	Ag (ppm)
WGC-19-69	36.9	37.2	0.3	246.0	64.1
WGC-19-72	141.3	141.6	0.3	63.8	8.1
WGC-19-73	62.3	62.6	0.3	62.6	22.7
WGC-19-68	122.0	122.3	0.3	39.8	6.2
WGC-19-72	85.2	85.5	0.3	39.1	57.3
WGC-19-73	163.6	164.0	0.4	31.5	11.0
WGC-19-69	152.4	152.7	0.3	30.8	7.2
WGC-19-69	149.4	149.7	0.3	29.1	5.3
WGC-19-68	126.4	126.9	0.5	28.6	10.5
WGC-19-69	151.3	151.6	0.3	24.7	6.2
WGC-19-73	120.0	120.3	0.3	19.2	57.6
WGC-19-69	148.4	148.7	0.3	18.6	2.8
WGC-19-69	143.7	144.0	0.3	16.0	2.0
WGC-19-72	107.0	107.3	0.3	15.0	8.0
WGC-19-72	170.0	170.3	0.3	14.6	3.1
WGC-19-74	114.2	114.6	0.3	14.3	2.3
WGC-19-72	158.4	158.7	0.3	13.0	1.9
WGC-19-70	97.3	97.6	0.3	11.1	3.0

Slough Event

The Company experienced a significant slough event at the Upper Ben Vein located in Alaska at the Terra Project. The slough event occurred sometime between the evening hours of September 1, 2016, and the early afternoon hours of September 2, 2016, in the area of the Terra Project where the Company was conducting bulk surface sampling operations. No injuries were reported, and no equipment was lost or damaged as a result of the significant slough event due to the Company taking safety precautions to evacuate that area after earlier minor slough events. However, the slough event caused approximately 25,000 tons of rock material to completely cover the main vein in the bulk surface sampling area.

Notice of Violation from Alaska Department of Natural Resources (“ADNR”)

On October 28, 2016, we received a Notice of Violation correspondence (together with follow up correspondence from ADNR received December 13, 2016, the “Notice of Violation”) (the Notice of Violation was addressed to our wholly owned subsidiary, Terra Gold Corporation, which holds the Miscellaneous Land Use Permit (“MLUP”) pursuant to which we operate at the Terra Project). The Notice of Violation was issued pursuant to a July 29, 2016, ADNR site visit inspection at the Terra Project (the “Site Visit”).

The Notice of Violation cited several significant observations made by ADNR representatives during the Site Visit that required us to take corrective action. Failure to take all corrective action required by the Notice of Violation could result in revocation of the MLUP, which would require us to vacate the Terra Project. In response to the Notice of Violation, we took the following corrective action:

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1.	We submitted a report to ADNR regarding a petroleum release that occurred at the Terra Project during late July that was non-reportable.

2.	We submitted a report to ADNR regarding the slough event (described in further detail above), confirming that we ceased operations at the bulk sample mine site at the Terra Project in accordance with applicable regulations. A courtesy copy of the report was voluntarily provided to the U.S. Department of Labor and the Mine Safety Health Administration.

3.	We submitted to ADNR an amendment to our plan of operations previously submitted with the Application for Permits to Mine in Alaska (“APMA”). The purpose of the amendment was to add our mill schematics and to include additional settling ponds and baseline water sample data (Acid Base Analysis) from the Terra Project. Additionally, we submitted to ADNR original lab results of all baseline data, as well as lab custody documentation and a map identifying the sampling locations.

4.	We constructed additional secondary containment structures for hazardous material containers in compliance with applicable regulations. Additionally, all barrels and other containers holding hazardous materials were labeled and placed into secondary containment in accordance with applicable regulations.

5.	We submitted to ADNR a work plan detailing revisions to the road grade at the Terra Project to bring all road grades in compliance with applicable regulations.

6.	We obtained and submitted to ADNR estimates of costs for reclamation work that must be completed at the Terra Project.

Based on the reclamation work estimates, ADNR required us to obtain a performance guarantee related to the reclamation and rehabilitation work required at the Terra Project. We obtained the performance guarantee in the approximate amount of $1,224,140 on February 1, 2017. We received correspondence from ADNR dated February 9, 2017, confirming we have satisfied all of the requirements set forth in the Notice of Violation.

Competition

We are an exploration stage mineral resource exploration company that competes with other mineral resource exploration companies for financing and for the acquisition of mineral properties. Many of the mineral resource exploration companies with whom we compete have greater financial and technical resources than those available to us. Accordingly, these competitors may be able to spend greater amounts on acquisitions of mineral properties of merit, on exploration of their mineral properties and on development of their mineral properties. In addition, they may be able to afford more geological expertise in the targeting and exploration of mineral properties. This competition could result in competitors having mineral properties of greater quality and interest to prospective investors who may finance additional exploration and development. This competition could adversely impact our ability to achieve the financing necessary for us to acquire mineral property interests and conduct exploration activities.

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We will also compete with other mineral exploration companies for financing from a limited number of investors that are prepared to make investments in mineral exploration companies. The presence of competing mineral exploration companies may adversely impact on our ability to raise additional capital in order to fund our exploration programs if investors are of the view that investments in competitors are more attractive based on the merit of the mineral properties under investigation and the price of the investment offered to investors.

Competitive conditions may be substantially affected by various forms of legislation and regulation considered from time to time by the government of the United States and the State of Alaska, as well as factors that we cannot control, including international political conditions, overall levels of supply and demand for minerals, and currency fluctuations.

Marketing and Pricing

Should our exploratory drilling activities prove to be successful, we expect to mine ore and derive our revenue principally from the sale of gold and associated minerals. We may also enter into joint ventures or sell some or all of our properties to qualified mining companies. We do not currently have a market for any minerals that may be derived from our properties. As a result, our revenues are expected to be determined, to a large degree, by the success of our exploration and any subsequent mining activities and by prevailing prices for gold. Market prices are dictated by supply and demand, and we cannot predict or control the price we will receive for gold ore or processed gold.

Adverse Climate Conditions

Climate conditions will affect our ability to conduct exploration activities and mine any ore from our properties in Alaska. While exploratory drilling and related activities may only be conducted from May to October on our properties, we believe future development work and any subsequent mining may be conducted year-round.

Government Regulation

Our mineral exploration activities are generally affected by various laws and regulations, including environmental, conservation, tax and other laws and regulations relating to the exploration of minerals. Various Federal and Alaskan laws and regulations often require permits for exploration activities and also cover extraction of minerals. We will continue to use our best efforts to ensure that we are in compliance with all applicable laws and regulations but the denial of permits required to explore for or mine ore may prevent us from realizing revenues arising from the presence of minerals on our properties.

Environmental Regulation

Mining operations are subject to local, state and federal regulation governing environmental quality and pollution control, including air quality standards, greenhouse gas, waste management, reclamation and restoration of properties, plant and wildlife protection, handling and disposal of radioactive substances, and employee health and safety. Extraction of mineral ore is subject to stringent environmental regulation by state and federal authorities, including the Environmental Protection Agency. Such regulation can increase the cost of planning, designing, installing and operating mining facilities or otherwise delay, limit or prohibit planned operations.

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Significant fines and penalties may be imposed for failure to comply with environmental laws. Some environmental laws provide for joint and several strict liability for remediation of releases of hazardous substances. In addition, we may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances.

The Federal Mine Safety and Health Act of 1977 and regulations promulgated thereunder as well as the State of Alaska Department of Labor and Workforce Development impose a variety of health and safety standards on numerous aspects of employee working conditions related to mineral extraction and processing operations, including the training of personnel, operating procedures and operating equipment. In addition, we may be subject to additional state and local mining standards. We believe that we currently are in compliance with applicable mining standards; however, we cannot predict whether changes in standards or the interpretation or enforcement thereof will have a material adverse effect on our business, financial condition or otherwise impose restrictions on our ability to conduct mining operations.

Federal legislation and regulations adopted and administered by the U.S. Environmental Protection Agency, Forest Service, Bureau of Land Management, Fish and Wildlife Service, Mine Safety and Health Administration, and other federal agencies, legislation such as the Federal Clean Water Act, Clean Air Act, National Environmental Policy Act, Endangered Species Act, and Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) and various laws and regulations administered by the State of Alaska, have a direct bearing on exploration and mining operations conducted in Alaska. These regulations will make the process for preparing and obtaining approval of a plan of operations much more time-consuming, expensive, and uncertain. Plans of operation will be required to include detailed baseline environmental information and address how detailed reclamation performance standards will be met. In addition, all activities for which plans of operation are required will be subject to a new standard of review by the U.S. Bureau of Land Management, which must make a finding that the conditions, practices or activities do not cause substantial irreparable harm to significant scientific, cultural, or environmental resource values that cannot be effectively mitigated.

CERCLA generally imposes joint and several strict liability for costs of investigation and remediation and for natural resource damages, with respect to the release of hazardous substances (as designated under CERCLA) into the environment. CERCLA also authorizes the EPA, and in some cases, third parties, to take action in response to threats to the public health or the environment and to seek to recover from the potentially responsible parties the costs of such action. Our mining operations may generate wastes that fall within CERCLA’s definition of Hazardous Substances.

Employees

As of February 29, 2020 and currently, we have one full-time employee which is the Vice President of Operations. This employee is located in Washington and travels to Alaska during the field season. We expect to use the services of independent consultants and contractors to perform various professional services, including land acquisition, legal, environmental and tax services. In addition, we expect to utilize the services of independent contractors to perform geological, exploration and drilling operation services and independent third party engineering firms to evaluate any reserves.

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Available Information

Copies of this Registration Statement and exhibits and certain other filings made with the SEC electronically are publicly available through the SEC’s website at http://www.sec.gov. This Registration Statement, including all exhibits and amendments to the Registration Statement, has been filed electronically with the SEC.

Upon effectiveness of this Registration Statement, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available on the web site of the SEC.

We intend to furnish our shareholders with annual reports on Form 10-K containing audited consolidated financial statements and make available quarterly reports for the first three fiscal quarters of each fiscal year containing unaudited interim consolidated financial information.

We intend to create a web site at http://www.westmountaingold.com that will provide additional information about us and links to documents we filed with the SEC. Our charters for the Audit, Compensation and Nominations and Governance Committees and the Code of Conduct & Ethics will also be available on our web site.

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Item 1A.	RISK FACTORS

In addition to other information set forth elsewhere in this registration statement, you should carefully consider the following factors when evaluating us. An investment in us is subject to risks inherent in our business. The trading price of our shares is affected by the performance of our business relative to, among other things, competition, market conditions and general economic industry conditions. The value of an investment in us may decrease, resulting in loss. The risk factors below are not all inclusive.

COVID-19 Uncertainties

On March 11, 2020, the World Health Organization (“WHO”) declared the COVID-19 outbreak to be a global pandemic. In addition to the devastating effects on human life, the pandemic is having a negative ripple effect on the global economy, leading to disruptions and volatility in the global financial markets. Most U.S. states and many countries have issued policies intended to stop or slow the further spread of the disease.

COVID-19 and the U.S.’s response to the pandemic are significantly affecting the economy. There are no comparable events that provide guidance as to the effect the COVID-19 pandemic may have, and, as a result, the ultimate effect of the pandemic is highly uncertain and subject to change. We do not yet know the full extent of the effects on the economy, our possible financing sources, our business, our operations or those of our consultants and vendors but we believe all aspects of our proposed activities and business are being and will be materially and adversely affected.

Risks Relating to Our Business

We have had no sustained revenue to date from our mining properties, which may negatively impact our ability to achieve our business objectives.

Since the acquisition of our properties, we and our predecessors have conducted only very limited exploration activities and to date have not, discovered any commercially viable mineral deposits. Our ability to become profitable will be dependent on the receipt of revenues from the extraction of minerals greater than our operational expenses. We have carried on our business of exploring our properties at a loss since acquisition of our properties and expect to continue to incur losses unless and until such time, if at all, our property enters into commercial production and generates sufficient revenues to fund our continuing operations. The amounts and timing of expenditures will depend on the progress of ongoing exploration, the results of consultants’ analyses and recommendations, the rate at which operating losses are incurred, and other factors, many of which are beyond our control. Whether any mineral deposits we discover would be commercially viable depends on a number of factors, which include, without limitation, the particular attributes of the deposit, market prices for the minerals, and governmental regulations. If we cannot discover commercially viable deposits or commence actual mining operations, we may never generate revenues and will never become profitable.

Our properties do not have any known reserves and we may never identify any commercially exploitable mineralization.

None of our properties have any known reserves. Reserves are mineral deposits which can be extracted or produced economically. To date, we have engaged in only limited preliminary exploration activities on the properties. Accordingly, we do not have sufficient information upon which to assess the ultimate success of our exploration efforts. Mineral exploration is highly speculative in nature, involves many risks and is frequently non-productive. Unusual or unexpected geologic formations and the inability to obtain suitable or adequate machinery, equipment or labor are risks involved in the conduct of exploration programs. If we do not establish reserves, we will be required to curtail or suspend our operations, in which case you may lose all of your investment.

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Our properties are located in the remote regions of Alaska and exploration activities may be limited by climate and limited access and existing infrastructure.

Our focus is on the exploration of our properties in the State of Alaska. The arctic climate limits exploration activities from May to October. In addition, the remote location of our properties may limit access and increase exploration expenses. Higher costs associated with exploration activities and limitation on the annual periods in which we can carry on exploration activities will increase the costs and time associated with our planned exploration activities and could negatively affect the value of our properties.

We are highly dependent on the technical services provided by our consultants, including the operation and maintenance of the properties and exploratory drilling activities, and could be seriously harmed if any of our key consultants terminated their services with us or became otherwise unavailable.

Because we expect to have only one employee or only part time employees, we will depend upon our consultants for the success of our exploration projects and expect to remain so for the foreseeable future. Our ability to continue conducting exploration activities is in large part dependent upon the efforts of our consultants.

As a result, we have limited control over the exploratory operations on our properties. In addition, highly qualified consulting explorationists and engineers are expensive and difficult to attract and retain. As a result, the use of services of consultants could have a material adverse effect on us and could prevent us from effectively pursuing our business plan.

Our ability to successfully execute our business plan is dependent on our ability to obtain adequate financing.

Our business plan, which includes the drilling of our exploration prospects, will require substantial capital expenditures. We will require financing to fund our planned exploration and will soon be required to raise additional capital. Our ability to raise capital will depend on many factors, including the status of our exploration program and the status of various capital and industry markets at the time we seek such capital. Accordingly, we cannot be certain that financing will be available to us on acceptable terms, if at all. In the event additional capital resources are unavailable, we may be required to curtail our exploration and development activities or be forced to sell some of our properties in an untimely fashion or on less than favorable terms.

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Concentrating our capital investment in the State of Alaska increases our exposure to risk.

We expect to focus our operational activities and capital investments in potential gold properties in Alaska. However, our exploration prospects in Alaska may not lead to any revenues or we may not be able to drill for mineral deposits at anticipated finding and development costs due primarily to financing and environmental uncertainties. Should we be able to make an economic discovery on our properties, particularly on the Terra Project, we would then be solely dependent upon a single mining operation for our revenue and profits.

We will rely on the accuracy of the estimates in reports provided to us by outside consultants and engineers.

We have limited in house mineral engineering capability, and therefore will rely on the accuracy of technical reports provided to us by our independent third party consultants. If those reports prove to be inaccurate, our financial reports could have material misstatements. Further, we will use the reports of our independent consultants in our financial planning. If the reports prove to be inaccurate, we may also make misjudgments in our financial planning.

Exploration activities involve a high degree of risk, and our participation in exploratory drilling activities may not be successful.

Our future success will largely depend on the success of our exploration drilling program. Participation in exploration drilling activities involves numerous risks, including the significant risk that no commercially marketable minerals will be discovered. The mining of minerals and the manufacture of mineral products involves numerous hazards, particularly in remote Alaska, including:

●	ground or slope failures;

●	pressure or irregularities in formations affecting ore or wall rock characteristics;

●	equipment failures or accidents;

●	adverse climate conditions;

●	compliance with governmental requirements and laws, present and future;

●	shortages or delays in the availability and delivery of equipment; and

●	lack of adequate infrastructure, including access to roads, electricity and available housing.

Poor results from our drilling activities would materially and adversely affect our future cash flows and results of operations.

We have no assurance of title to our properties.

We hold approximately 55,040 acres in the form of State of Alaska unpatented mining claims, for gold exploration. Unpatented mining claims are unique property interests, in that they are subject to the paramount title of, the State of Alaska or the U.S. federal government, as applicable, and rights of third parties to uses of the surface within their boundaries, and are generally considered to be subject to greater title risk than other real property interests. The validity of all State of Alaska unpatented mining claims is dependent upon inherent uncertainties and conditions. These uncertainties relate to matters such as:

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●	the existence and sufficiency of a discovery of valuable minerals;

●	proper posting and marking of boundaries in accordance with state statutes;

●	making timely payments of annual rentals for the right to continue to hold the mining claims in accordance with state statutes;

●	whether sufficient annual assessment work has been timely and properly performed; and

●	possible conflicts with other claims not determinable from descriptions of records.

The validity of an unpatented mining claim also depends on (1) the claim having been located on Alaska state land open to appropriation by mineral location, which is the act of physically going on the land and making a claim by putting stakes in the ground, (2) compliance with all applicable state statutes in terms of the contents of claim location notices or certificates and the timely filing and recording of the same, (3) timely payment of annual claim rental fees, and (4) the timely filing and recording of proof of annual assessment work. In the absence of a discovery of valuable minerals, the ground covered by an unpatented mining claim is open to location by others unless the owner is in actual possession of and diligently working the claim. The unpatented state mining claims we own or control may be invalid, or the title to those claims may not be free from defects. In addition, the validity of our claims may be contested by the Alaska state government or challenged by third parties.

Competition in the mineral exploration industry is intense, and we are smaller and has a much more limited operating history than most of its competitors.

We will compete with a broad range of mining companies with far greater financial and technical resources in our exploration activities. As a result, we may not be able to compete with such companies. We will also compete for the equipment and labor required to operate and to develop our properties if our exploration activities are successful. In addition, most of our competitors have been operating for a much longer time than we have and have substantially larger staffs. Gold processing requires complex and sophisticated processing technologies. We have no experience in the minerals processing industry.

We have only owned mining properties since the acquisition by our predecessors of the properties in about 2000. Furthermore, only one member of our management has any technical training or experience in minerals exploration or mining. Because of our limited operating history, we have limited insight into trends that may emerge and affect our business. We may make errors in predicting and reacting to relevant business trends and will be subject to the risks, uncertainties and difficulties frequently encountered by early-stage companies in evolving markets such as ours. We may not be able to compete effectively with more experienced companies or in such a highly competitive environment.

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The mining industry is historically a cyclical industry and market fluctuations in the prices of minerals could adversely affect our business.

Prices for minerals tend to fluctuate significantly in response to factors beyond our control. These factors include:

●	global economic conditions;

●	domestic and foreign tax policy;

●	the price of foreign imports of gold and rare earth elements, and products derived from the foregoing;

●	the cost of exploring for, producing and processing mineral ore;

●	available transportation capacity; and

●	the overall supply and demand for minerals.

Changes in commodity prices would directly affect revenues and may reduce the amount of funds available to reinvest in exploration and development activities. Reductions in mineral prices not only reduce revenues and profits, but could also reduce the quantities of reserves that are commercially recoverable. Declining metal prices may also impact our operations by requiring a reassessment of the commercial feasibility of any of our drilling programs.

We have a significant amount of debt.

We had notes payable in the amount of $6 million with related accrued interest of approximately $626,179 on May 31, 2020. We also had approximately $96,867 of accounts payable and accrued expenses and approximately $1,587,876 in cash as of that date. A $1 million note payable and accrued interest becomes due and payable in 2021 and a $5 million note and accrued interest becomes due and payable in 2023. We can provide no assurance that we can meet the obligations or otherwise renegotiate them as they become due.

Forthcoming exploration and other expenses.

Primarily because of difficulties arising from the COVID-19 pandemic, we have curtailed our planned 2020 Exploration Season. We anticipate that we will require a minimum of $392,000 to fund our continued operations for the next several months before commencing seasonal operations for 2021. We have budgeted expenditures for the Terra Project for the advanced exploration permitting process of approximately $920,000, depending on additional financing, for general and administrative, and exploration expenses.

Our business plans call for significant additional expenses in connection with the exploration of the property. We do not currently have sufficient funds to conduct the 2021 Exploration Season on the property. We will also require additional financing if the costs of the exploration of the property are greater than anticipated.

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Prior to completion of our exploration stage, we anticipate that we will incur operating expenses without realizing any significant revenues. We therefore expect to incur significant losses into the foreseeable future. We recognize that if we are unable to generate significant revenues from exploration of the mineral claims and the production of minerals from the claims or otherwise obtain sources of financing, we will not be able to continue operations or remain in business.

There is substantial doubt about our ability to continue as a going concern.

Our financial statements have been prepared on a going concern basis which assumes we will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. We have incurred losses since its inception resulting in an accumulated deficit of $10,568,971 as of May 31, 2020 and further losses are anticipated in the development of its business. Accordingly, there is substantial doubt about our ability to continue as a going concern.

We do not have a loan facility with any financial institutions and as a result may not have sufficient capital to operate our business.

We currently do not have a loan facility with any financial institutions. We will have a limited amount of cash to fund our operations. Without additional funds to support our exploratory drilling activities, we may deplete our cash resources and cease operations.

If we or our contractors or consultants fail to maintain adequate insurance, our business could be materially and adversely affected.

Our exploration and drilling operations are subject to risks inherent in the mining industry, such as explosions, fires, pollution and other environmental risks. These risks could result in substantial losses due to injury and loss of life, severe damage to and destruction of property and equipment, pollution and other environmental damage, and suspension of operations. We could be liable for environmental damages caused by previous property owners. As a result, substantial liabilities to third parties or governmental entities may be incurred, the payment of which could have a material adverse effect on our financial condition and results of operations. We do not currently carry insurance to protect us against any of these potential liabilities.

Risks Related to Environmental Regulation

We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.

Our exploratory mining operations are subject to numerous laws and regulations governing our operations and the discharge of materials into the environment, including the Federal Clean Water Act, Clean Air Act, Endangered Species Act, and the Comprehensive Environmental Response, Compensation, and Liability Act. Federal initiatives are often also administered and enforced through state agencies operating under parallel state statutes and regulations. Failure to comply with such rules and regulations could result in substantial penalties and have an adverse effect on us. These laws and regulations may:

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●	require that we obtain permits before commencing drilling;

●	restrict the substances that can be released into the environment in connection with drilling activities; and

●	limit or prohibit drilling activities on protected areas.

Under these laws and regulations, we could be liable for personal injury and clean-up costs and other environmental and property damages, as well as administrative, civil and criminal penalties. We maintain no insurance coverage for sudden and accidental environmental damages. Accordingly, we may be subject to liability, or we may be required to cease operations on properties in the event of environmental damages. These laws and regulations have been changed frequently in the past. In general, these changes have imposed more stringent requirements that increase operating costs or require capital expenditures in order to remain in compliance. Any such changes could have an adverse effect on our business, financial condition and results of operations.

We are subject to the Federal Mine Safety and Health Act of 1977 and regulations promulgated thereto, which impose stringent health and safety standards on numerous aspects of our operations.

If we commence mining operations in Alaska we will be subject to the Federal Mine Safety and Health Act of 1977, which impose stringent health and safety standards on numerous aspects of mineral extraction and processing operations, including the training of personnel, operating procedures, operating equipment and other matters. Our failure to comply with these standards could have a material adverse effect on our business, financial condition or otherwise impose significant restrictions on our ability to conduct mining operations.

We may be unable to obtain, maintain or renew permits necessary for the development or operation of any mining activities, which could have a material adverse effect on our business, financial condition or results of operation.

We must obtain a number of permits that impose strict conditions, requirements and obligations relating to various environmental and health and safety matters in connection with our current and future operations. To obtain certain permits, we may be required to conduct environmental studies, collect and present data to governmental authorities and the general public pertaining to the potential impact of our current and future operations upon the environment and take steps to avoid or mitigate the impact. The permitting rules are complex and have tended to become more stringent over time. Accordingly, permits required for our operations may not be issued, maintained or renewed in a timely fashion or at all, or may be conditioned upon restrictions which may impede our ability to operate efficiently. The failure to obtain certain permits or the adoption of more stringent permitting requirements could have a material adverse effect on our business, our plans of operation, and properties in that we may not be able to proceed with our exploration, development or mining programs.

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Risks Related to Ownership of Our New Common Stock

Anti-takeover provisions of our articles of incorporation, bylaws and Colorado law could adversely affect potential acquisition by third parties.

Our articles of incorporation, bylaws and the Colorado Business Corporation Act contain provisions that may discourage unsolicited takeover proposals. These provisions could have the effect of inhibiting fluctuations in the market price of our New Common Stock that could result from actual or rumored takeover attempts, preventing changes in our management or limiting the price that investors may be willing to pay for shares of New Common Stock. Among other things, these provisions:

●	limit the personal liability of directors;

●	limit the persons who may call special meetings of shareholders;

●	prohibit shareholder action by less than unanimous written consent; and

●	require us to indemnify directors and officers to the fullest extent permitted by applicable law.

A single major shareholder and creditor has substantial influence over our Company.

BOCO Investments, LLC (“BOCO”), a private investment firm, owns or controls approximately 12.7 million New Common Stock as of the filing date or approximately 76.4% of our issued and outstanding New Common Stock. In addition, BOCO holds a $5 million promissory note issued by us and secured by all of our assets and a $1 million unsecured note, issued by us. See Item 7. Certain Relationships and Related Transaction and Director Independence below.

As a major creditor and shareholder of us, BOCO has significant influence and effective control over us. Its interests as a major shareholder or creditor could conflict with those of minority shareholders.

The market for our New Common Stock is limited.

There is currently no public market for our New Common Stock. Approximately 97% of our New Common Stock is held or controlled by three persons; hence, there is no public “float” to support or encourage the development of a public market. We anticipate the trading market for our New Common Stock will be limited to isolated and sporadic trades in the over-the-counter market. Our New Common Stock is not eligible for trading on any securities exchange. A more active trading market for our New Common Stock may never develop, or if such a market develops, it may not be sustained.

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We do not intend to pay dividends in the foreseeable future.

For the foreseeable future, we intend to retain any earnings to finance the development of our business, and we do not anticipate paying any cash dividends on our New Common Stock. Any future determination to pay dividends will be at the discretion of our Board of Directors and will be dependent upon then-existing conditions, including our operating results and financial condition, capital requirements, contractual restrictions, business prospects and other factors that our Board of Directors considers relevant. Accordingly, investors must rely on sales of their New Common Stock after any price appreciation, which may never occur, as the only way to realize a return on their investment.

Our New Common Stock is subject to the “Penny Stock” rules of the SEC, which makes transactions in our stock cumbersome and may permanently depress the value of an investment in our stock.

The SEC has adopted Rule 15g-9 which establishes the definition of a “penny stock,” for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

·

●	that a broker or dealer approve a person’s account for transactions in penny stocks; and

●	the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person’s account for transactions in penny stocks, the broker or dealer must:

·

●	obtain financial information and investment experience objectives of the person; and

●	make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the Commission relating to the penny stock market, which, in highlight form:

·

●	sets forth the basis on which the broker or dealer made the suitability determination; and

●	that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

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Generally, brokers are less willing to execute transactions in securities subject to the “penny stock” rules. This may make it more difficult for a market in our shares to ever develop or for a shareholder to attempt to liquidate his or her investment.

We will incur significant costs as a result of operating as a public company. We may not have sufficient personnel for our financial reporting responsibilities, which may result in the untimely close of our books and records and delays in the preparation of financial statements and related disclosures.

As a company with a class of securities registered under the Securities Act of 1934, we will have significant reporting obligations under various federal laws and rules and regulations adopted by the SEC. Our management and other personnel will need to devote a substantial amount of time to these compliance requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and make some activities more time-consuming and costly.

If we are not able to comply with these requirements or, for example, if we or our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, we could be subject to sanctions or investigations by the SEC and other regulatory authorities.

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Item 2. FINANCIAL INFORMATION.

This “Financial Information” section should be read in conjunction with Item 13 - “Financial Statements and Supplementary Data.”

Selected Historical Financial Data

We expect to hold leases and mining claims for the exploration of gold deposits and associated minerals. Because we have had only a limited period of activity, our historical financial information and operating data may not provide an accurate indication of our present financial condition or what the future results of operations are likely to be. The data should be read in conjunction with the financial statements and related notes and other financial information appearing elsewhere in this Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and the related notes and other information included elsewhere in this Registration Statement.

Overview

We are a Colorado-based, independent company that expects to hold certain mineral property interests for the conduct of exploratory drilling activities in Alaska. We have little operating history and our prospects are subject to the risk and uncertainties frequently encountered by companies in the early stages of development. We emerged from bankruptcy protection in January 2019; hence, the information below is for our fiscal years ended February 28, 2019 and February 29, 2020.

Fiscal year ended February 29, 2020 compared to the fiscal year ended February 28, 2019

	For the twelve months ended February 29, 2020 and February 28, 2019
	2020	2019
STATEMENT OF OPERATIONS DATA (in thousands, except earnings per share)
Revenue	$-	$396,197
Cost of Sales	-	-
Gross Profit	-	396,197
Selling, general and administrative expenses	1,038,370	1,944,687
Exploration expenses	1,942,835	1,131,710
Operating loss	(2,981,205)	(2,680,200)
Other income (expense):
Interest income (expense), net	1,929	290
Asset retirement obligation	(21,348)	(18,098)
Interest expense, related party	(296,359)	(255,067)
Total Other income (expense)	(315,778)	(272,875)
Net loss	$(3,296,983)	$(2,953,075)

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The discussion below compares the fiscal year ended February 29, 2020, to the comparable period in 2019 unless otherwise noted.

REVENUE

Revenue decreased to $0 from $396,197 due partially to us experiencing a slough event which occurred on or about September 2, 2016, in the area of the Terra Project where we were conducting bulk surface sampling operations. The slough event caused significant amounts of rock material to completely cover the main vein in the bulk surface sampling area. The revenue recorded in 2019 came from remaining material that was extracted prior to the slough event and before the ball mill gear failed. In the 2021 season we plan to perform advanced exploration at the Fish Zone. As part of the advanced exploration of the Fish Zone some gold bearing material may be extracted and processed through the mill as part of the Company’s study of what extraction techniques and mill processes to use on the project.

COST OF SALES

Cost of sales for February 29, 2020 and February 28, 2019 were $0. For details, see information in the Revenue section above.

EXPENSES

Selling, general and administrative expenses decreased by $906,317 to $1,038,370 from $1,944,687 for the years ended February 29, 2020 compared to the year ended February 28, 2019, respectively. These expenses consisted primarily of employee and independent contractor expenses, rent, audit, overhead, amortization and depreciation, professional and consulting fees, legal, and other general and administrative costs. In 2019, we had a skeleton crew in Alaska for the season due to the focus on exploration. The main decreases during the periods presented were associated with legal and camp expenses of $184,963 and $724,398, respectively.

Exploration expenses increased $811,125 to $1,942,835 from $1,131,710. We increased our test drilling in 2019 to cover additional veins in the leased area.

OTHER INCOME (EXPENSE)

Other income (expense), increased $42,903 to ($315,778) compared to ($272,875). The increase was mainly associated with related party interest expense. In connection with our December 2018 issuance of a $1M promissory note. For this note, interest was expensed for a partial year in 2019 and a full year in 2020.

NET LOSS

Net loss was $3,296,983 compared to a net loss of $2,953,075. The net loss increase of $343,908, was mainly associated with the items discussed above. Non-cash expenses were minimal with a small increase over year to year in depreciation and amortization of $4,359.

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LIQUIDITY AND CAPITAL RESOURCES

As of February 29, 2020, we had working capital of $1,439,862. We had a cash balance of $1,888,949 and prepaid expenses, of $211,082 offset by current liabilities of $660,169. Current liabilities consisted of $65,330 in accounts payable, $566,013 in accrued interest, related party and $28,826 in accrued liabilities.

Although our operations generated limited revenue in fiscal 2019, which provided some capital and liquidity for us, there can be no assurance if and when such revenue will ever be sufficient to fully support our operations. Therefore, we will need to continue raising capital through the issuance of equity and/or debt as our principal source of liquidity over the next several years to fund recommencing of operations and growth. We had planned to raise funds for each step of the Terra Project in an effort to reduce the cost of capital compared to trying to raise all the anticipated capital at once. Since our ability to raise additional capital will be affected by many factors, most of which are not within our control (see “Risk Factors”), no assurance can be given that we will in fact be able to raise the additional capital when it is needed.

Our consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should we be unable to continue our business.

We are currently evaluating our options for additional revenue generating operations. Our analysis may result in a change of our current business plan from what is described in this Registration Statement.

NET CASH USED IN OPERATING ACTIVITIES

Net cash used in operating activities for the twelve months ended February 29, 2020, was $2,930,612. This amount was primarily related to the net loss of $3,296,983 and increases in accounts payable of $56,203, asset retirement obligation of $21,349, asset retirement costs of $3,062, accrued liabilities of $17,749, accrued interest of $296,359, prepaid expenses of $68,453 and non-cash expenses related to depreciation and amortization of $15,195 and stock-based compensation of $24,907.

Net cash used in operating activities for the twelve months ended February 28, 2019, was $2,600,652. This amount was primarily related to the net loss of $2,953,075 and increases in asset retirement obligation of $18,098, asset retirement costs of $3,751, accrued liabilities of $11,077, accrued interest of $255,068 and non-cash expenses related to depreciation and amortization of $10,836 and stock-based compensation of $34,247; offset by decreases in prepaid expenses of $4,142, accounts receivable-other of $60,647 and accounts payable of $45,443.

NET CASH USED IN INVESTING ACTIVITIES

Net cash provided by investing activities for the twelve months ended February 29, 2020 was $0. Net cash used in investing activities for the twelve months ended February 28, 2019 was $49,925 related to purchases of various pieces of heavy equipment.

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NET CASH PROVIDED BY/ FINANCING ACTIVITIES

Net cash provided by financing activities during the twelve months ended February 29, 2020 was $4,050,000. This amount consisted of stock issuance transactions. See Item 10- Recent Sales of Unregistered Securities.

Net cash provided by financing activities for the twelve months ended February 29, 2019 was $1,311,000. This amount consisted of a debt transaction with our principal shareholder, a promissory note in the amount of $1,000,000 and stock issuance transactions of $148,247, offset by a decrease in subscription receivable of $197,000.

The information below is for our first quarter ended May 31, 2020 and May 31, 2019.

First quarter ended May 31, 2020 compared to the first quarter ended May 31, 2019

	For the three months ended May 31, 2020 and May 31, 2019
	2020	2019
STATEMENT OF OPERATIONS DATA (in thousands, except earnings per share)
Revenue	$-	$-
Cost of Sales	-	-
Gross Profit	-	-
Selling, general and administrative expenses	337,509	150,731
Exploration expenses	48,046	-
Operating loss	(385,555)	(150,731)
Other income (expense):
Interest income (expense), net	262	129
Asset retirement obligation	(5,426)	(4,725)
Interest expense, related party	(60,165)	(75,793)
Total Other income (expense)	(65,329)	(80,389)
Net loss	$(450,884)	$(231,121)

The discussion below compares the first quarter ended May 31, 2020, to the comparable period in 2019 unless otherwise noted.

REVENUE

Revenue was $0 for the quarters ended May 31, 2020 and May 31, 2019. The Company does not expect to have activities during the first quarter, due to the seasonality of the Terra Project.

COST OF SALES

Cost of sales was $0 for the quarters ended May 31, 2020 and May 31, 2019. See information presented in the Revenue section above.

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EXPENSES

Selling, general and administrative expenses increased by $186,778 to $337,509 from $150,731. These expenses consisted primarily of employee and independent contractor expenses, rent, audit, overhead, amortization and depreciation, professional and consulting fees, legal, and other general and administrative costs. The main increase was associated with a royalty payment of $125,000 in 2020.

Exploration expenses were $48,046 and $0 for the quarters ended May 31, 2020 and May 31, 2019, respectively. We continued our test drilling in 2020 to cover additional veins in the leased area.

OTHER INCOME (EXPENSE)

Other income (expense), decreased $15,060 to ($65,329) compared to ($80,389). The decrease was mainly associated with related party interest expense. The interest rate decreased over the two years presented.

NET LOSS

Net loss for the quarter ended May 31, 2020 was $450,884 compared to a net loss of $231,121 for the quarter ended May 31, 2019. The net loss increase of $219,763, was mainly associated with the items discussed above. Non-cash expenses were minimal with a small decrease over quarter to quarter in stock-based compensation of ($2,076).

LIQUIDITY AND CAPITAL RESOURCES

As of May 31, 2020, we had working capital of $1,003,480. We had a cash balance of $1,587,876 and prepaid expenses, of $138,650 offset by current liabilities of $723,046. Current liabilities consisted of $65,472 in accounts payable, $626,179 in accrued interest, related party and $31,395 in accrued liabilities.

Although our operations generated limited revenue in fiscal 2019 which provided some capital and liquidity for us, there can be no assurance if and when such revenue will ever be sufficient to fully support our operations. Therefore, we will need to continue raising capital through the issuance of equity and/or debt as our principal source of liquidity over the next several years to fund recommencing of operations and growth. We had planned to raise funds for each step of the Terra Project in an effort to reduce the cost of capital compared to trying to raise all the anticipated capital at once. Since our ability to raise additional capital will be affected by many factors, most of which are not within our control (see “Risk Factors”), no assurance can be given that we will in fact be able to raise the additional capital when it is needed.

Our consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should we be unable to continue our business.

We are currently evaluating our options for additional revenue generating operations. Our analysis may result in a change of our current business plan from what is described in this Registration Statement.

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NET CASH USED IN OPERATING ACTIVITIES

Net cash used in operating activities for the three months ended May 31, 2020, was $301,074. This amount was primarily related to the net loss of $450,885 and increases in accounts payable of $141, asset retirement obligation of $5,425, asset retirement costs of $1,129, accrued liabilities of $2,569, accrued interest of $60,165 and non-cash expenses related to depreciation and amortization of $3,799 and stock-based compensation of $4,151; offset by a decrease in prepaid expenses of $72,432.

Net cash used in operating activities for the three months ended May 31, 2019, was $89,486. This amount was primarily related to the net loss of $231,121 and increases in asset retirement obligation of $4,725, asset retirement costs of $1,121, accrued liabilities of $1,384, accrued interest of $75,793 and non-cash expenses related to depreciation and amortization of $3,799 and stock-based compensation of $6,227; offset by decreases in prepaid expenses of $48,615 and accounts payable of $29.

NET CASH USED IN INVESTING ACTIVITIES

Net cash provided by investing activities for the three months ended May 31, 2020 and May 31, 2019 was $0.

NET CASH PROVIDED BY/ FINANCING ACTIVITIES

Net cash provided by financing activities for the three months ended May 31, 2020 and May 31, 2019 was $0.

CONTRACTUAL OBLIGATIONS

We have no contractual cash obligations as of May 31, 2020.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Mineral Properties

Costs of acquiring mineral properties are capitalized by project area upon purchase of the associated claims. Costs to maintain the mineral rights and leases are expensed as incurred. When a property reaches the production stage, the related capitalized costs will be amortized, using the units of production method on the basis of periodic estimates of ore reserves. Bulk sampling operations to date have been de minimis therefore no amortization has been recorded.

Long-Lived Assets

We review our long-lived assets for impairment annually or when changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets under certain circumstances are reported at the lower of carrying amount or fair value. Assets to be disposed of and assets not expected to provide any future service potential to us are recorded at the lower of carrying amount or fair value (less the projected cost associated with selling the asset). To the extent carrying values exceed fair values, an impairment loss is recognized in operating results.

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Fair Value Measurements

ASC Topic 820, Fair Value Measurement and Disclosures, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. This topic also establishes a fair value hierarchy, which requires classification based on observable and unobservable inputs when measuring fair value. The fair value hierarchy distinguishes between assumptions based on market data (observable inputs) and an entity’s own assumptions (unobservable inputs). The hierarchy consists of three levels:

Level 1 – Quoted prices in active markets for identical assets and liabilities;

Level 2 – Inputs other than level one inputs that are either directly or indirectly observable; and

Level 3 – Unobservable inputs developed using estimates and assumptions, which are developed by the reporting entity and reflect those assumptions that a market participant would use.

Revenue Recognition

Revenue is recognized, net of royalties, when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, no obligations remain and collection is probable. The passing of title to the customer is based on the terms of the sales contract. Product pricing is determined at the point revenue is recognized by reference to active and freely traded commodity markets, for example the London Bullion Market for both gold and silver, in an identical form to the product sold.

Stock-Based Compensation

FASB ASC 718 establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, but primarily focuses on transactions whereby an entity obtains employee services for share-based payments. FASB ASC 718 requires that the compensation cost relating to share-based payment transactions be recognized in the consolidated financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments.

Our accounting policy for equity instruments issued to consultants and vendors in exchange for goods and services follows the provisions of FASB ASC 505-50. The measurement date for the fair value of the equity instruments issued is determined at the earlier of (i) the date at which a commitment for performance by the consultant or vendor is reached or (ii) the date at which the consultant or vendor’s performance is complete. In the case of equity instruments issued to consultants, the fair value of the equity instrument is recognized over the term of the consulting agreement. Stock-based compensation related to non-employees is accounted for based on the fair value of the related stock or options or the fair value of the services, whichever is more readily determinable in accordance with FASB ASC 718.

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Item 3. PROPERTIES.

The Company is classified as being in the “exploration state” for purposes of Industry Guide 7 of the U.S. Securities and Exchange Commission (“SEC”). Under Industry Guide 7, companies engaged in significant mining operations are classified into three categories – explorations stage, development stage, and production stage. Exploration stage includes all issuers engaged in the search for mineral deposits (reserves) which are not in either the development or production stage. There are no known quantifiable mineral reserves on our Terra Project as defined by SEC Industry Guide 7.

Our properties.

The Terra property is in the Lime Hills quadrangle, Bethel Census Area, Alaska (Figures 1 and 2). It is located about 212 km (133 miles) west-northwest of the city of Anchorage, Alaska. Access is by fixed wing aircraft capable of landing on a 3,700-ft gravel airstrip, or by helicopter; the latter is necessary to access remote property areas and to facilitate drill equipment moves and support.

Figure 1: Location Map, Terra Project

Figure 2: Claim Map, Terra Project

The Company’s wholly owned subsidiary, Terra Gold Corporation (“TGC”) holds the leases for the Terra Project. The Terra Project consists of 344 Alaska state mining claims including five unpatented lode mining claims held under lease (subject to a 3-4% net smelter return royalty to the lessor, dependent upon the gold price), covering 83 square miles (55,040 acres). The property is centered on a five mile long (1,976 acres) trend of high-grade gold vein occurrences. All government permits and reclamation plans for continued exploration through 2024 were renewed in 2020. Fees of $192,320 to maintain the Terra claims through 2020 were paid by us on November 20, 2019.

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The earliest records of exploration on the Terra property area include work by Reed and Lamphere (1969, 1972 and 1973) who reported anomalous gold values in stream sediment geochemical analysis from the upper drainages of the Hartman River. In 1988 and 1989, the U.S. Geological Survey conducted a regional stream sediment sampling program that revealed several gold anomalies in the Fish Creek drainage at the Terra project site.

Kennecott Exploration compiled results from mapping and rock sampling by the United States Geological Survey (Allen, 1990; Allen and others, 1990; Allen and Slaughter, 1990). In 1997, Kennecott Exploration commenced reconnaissance-style geochemical sampling in the region, and in 1998, discovered visible gold in vein outcrops in the present Terra property. Kennecott staked five claims to cover the showings and transferred them to Ben Porterfield in 2000.

In 2004, Anglo Gold Ashanti (U.S.) Exploration Inc. (AGA) optioned the Porterfield claims, staked additional claims covering roughly 6,000 additional hectares, and completed rock, stream sediment, and soil geochemical sampling in 2004 and 2005. Although these focused on the present Ben vein area, this sampling program led to discovery of the South Terra, North Fish Creek, and Breese’s areas. Sampling at the South Terra zone led to discovery of the Ice Vein zone.

In 2005, AGA acquired a 100% interest in the Terra project, and completed a diamond drilling program of 1,560 m in 12 holes. Of these, six were drilled in the Ben zone, four in the Fish zone and two in the SD zone. Of these, 10 holes intersected zones of gold-bearing vein-style mineralization exceeding 8 g/t gold, including five which returned values exceeding 20 grams per ton (g/t) gold.

In 2006, International Tower Hill Mines Ltd. (ITH) acquired the project, and in 2006 and 2007 completed diamond drilling programs comprising 3,651 m in 20 holes. The diamond drilling was designed to define the extent of known veins, particularly the Ben zone, as well as explore for more gold mineralization outside the previously explored areas. These drilling programs led to the calculation and release in 2008 of an NI43-101 compliant Inferred Mineral Resource, (Klipfel and Giroux, 2008). No work of material value was done on the property in 2008 and 2009.

In 2010, ITH signed a joint venture agreement with TMC to explore the property. In August of that year, ITH spun-off its Alaska and Nevada-based exploration projects into Corvus Gold, Inc. (Corvus). Also, in 2010, the Terra Gold Corp. entered into a Joint Venture (JV) agreement with Raven Gold Alaska Inc, a wholly owned Alaskan subsidiary of Corvus. Terra Gold Corp. was acquired by WestMountain in February 2011. By 2014, WestMountain had bought the 100% interest from Corvus for US$2.0 million, with no continuing underlying agreements.

From 2011 through 2013 the Company drilled another 13 diamond drill holes, for a cumulative total from 2005 through 2013 of about 7,835 meters (25,700 feet). In 2014, property development focused on the improvement of local infrastructure, including runway expansion, establishment of a pilot ball mill, a 25-person camp, other mine site development, and some local road construction. No drilling was conducted in 2014 and 2015. The test mill became operational in 2014 and a total of 2,300 oz. of doré was produced that year. Total reported gold production for 2013 through 2015 was 4,769.75 oz gold.

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In February 2013, Gustavson and Associates calculated a revised resource estimate on the Ben vein (Black and Hulse, 2013). At a 5 g/t Au cut-off, the estimate included an Indicated resource of 116,949 tons grading 13.25 g/t Au and 29.98 g/t Ag for 49,809 oz. Au and 112,723 oz. Ag.

In 2016, the Company conducted surface mining and milling at the Terra project, and processed 890 tons of newly mined material, along with another 1,470 tons of stockpiled material. The surface mine area was then buried by a landslide.

The 2018 program consisted of a combined magnetic-VLF survey across the Ben diorite, Induced Polarization (IP) chargeability and resistivity surveying along four east-west trending lines, and a diamond drilling program.

The 2018 drill program produced 2,429.9 m of HQ core from 10 holes. A total of 1,911 samples were collected and analyzed at ALS USA Inc. (ALS). Program results confirm the presence of multiple quartz veins within the Fish zone with widths and grades consistent with those from previous drill programs. High-grade intercepts occur within high grade multi-pulsed epithermal veins combined with less common mesothermal veins. Visible gold is common in the wider quartz veins and has been noted in centimeter-scale veins as well. Most of the gold-bearing veins occur within the same dioritic intrusion that hosts the main Ben vein. Mineralization returning high-grade gold values were also intersected within slate to hornfels country rock.

High-grade veins commonly occur within envelopes of lower grade stringer and stockwork silicification. Elevated to anomalous gold values were returned from much of the sampled 2018 drill core, indicating widespread low-grade mineralization.

The exploration work carried out during the 2019 season included diamond drilling, soil sampling above geophysical magnetic anomalies, and surface rock sampling of an outcropping fish vein.

Soil samples were collected in order to test magnetic anomalies identified by our consultant Geosciences, Ltd. (“Aurora”) during the 2018 geophysical survey. The results of the soil sampling were very positive with two samples grading over 100 g/t Au and eleven samples grading between 10 and 100 g/t Au.

Samples from both SD veins were collected in seven different locations at accessible outcrops along strike. Several other nearby veins were also sampled where accessible. Continuous chip samples were collected at two locations in the Fish zone, and these results were incorporated into the mineral resource estimate for the Fish zone.

The 2019 drill program consisted of 5,127.6 meters of HQ core in 20 holes. A total of 4,014 samples were collected and analyzed at ALS Global. Program results filled in gaps in the Ben and Fish zones models and indicate known veins extend to the north of the Ben zone. High-grade intercepts were returned from multi-pulsed epithermal veins and less frequently from mesothermal veins. Visible gold is common in the wider quartz veins and has been noted in centimeter-scale veins as well. The majority of the gold-bearing veins occur within the same dioritic intrusion. Veins returning high-grade gold values were also intersected within slate country rock.

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Other activities.

In 2011, Lyntek Inc. (Lyntek) of Denver, Colorado, conducted a bench test of gravity separation of the Ben vein sample. Following this, the Company commissioned Lyntek to design, assemble and ship a gravity mill to the Terra property. A schematic flowsheet of the mill is shown in Figure 3. The mill, which remains on site, consists of a jaw crusher, a 4’ by 8’ ball mill, a Knelsen Concentrator, a Gemini table and a melt furnace. The equipment allowed for processing of broken rock to produce a gold-silver doré. The pilot mill was powered by a diesel generator located at the mill site. During the 2018 season the ball mill’s worm drive gear failed and the mill is currently unrepaired. Pilot milling operations were permitted to process 5,000 tons (4,536 tons) of mined material, and operations began in 2012. By November 2012, the Company had processed 23.5 tons of mixed vein and wall rock from the Ben vein outcrop. A total of 109 oz of doré was produced, averaging 68.83% gold and 29.9% silver. Total gold production for 2013 through 2015 stood at 4,769.75 oz gold.

In 2016, the Company conducted surface mining and milling at the Terra project, and by mid-September had processed 890 tons of ore and generated another 1,470 tons of stockpiled material. The surface mine area was then buried by a landslide.

The total amount of rock milled by the Company to date is estimated to be 3,420 tons. An additional 1,043 tons of previously processed material (mill tails) has been re-processed.

Figure 3: Pilot Mill Flowsheet (Black and Hulse, 2013)

Mineralization.

As of 2013, five significant zones had been identified: The Ben, EH, SD, Ice and the Fish veins. These are typically banded multi-stage quartz veins containing visible gold and range from 0.1 m to 1.0 m in width. Veins occur mainly within dioritic intrusive rocks, and typically strike northwest, dipping steeply to the southwest and southeast. The Ben vein has been the target of the majority of diamond drilling to date, leading to the production of two previous resource estimates (Klipfel and Giroux, 2010; Black and Hulse, 2013). The other veins had undergone some drill testing prior to 2013, except for the EH vein. In 2018 and 2019, exploration drilling concentrated on the Fish zone and new resource models and resource estimates were created and reported after each exploration season. Most of the veins are in relatively close proximity, slightly south of Fish Creek, except for the Ice zone, which is located about five km to the SSE.

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The Terra veins are best described by Rombach (2006) as being typically banded with white and gray quartz (Figure 4) but may lack the gray banding altogether. The quartz textures are commonly sharp “toothy” or druzy- “cockscomb”, with sharp, gray, depositional bands that are clearly visible and distinct, possibly indicating boiling events. Occasionally, these gray quartz bands become diffuse and hazy, with the whole quartz vein becoming slightly sugary and granular. This is interpreted to be related to thermal recrystallization, possibly due to a late emplacement pulse of the Cretaceous Hartman plutons, the mafic dike emplacement, or intrusion of the Tired Pup pluton, or some component of each. The veins range from <1 to 100 cm in thickness but are typically less than 25 cm thick. Although they are deposited on a brittle structure, they commonly pinch and swell (up to 50 % on a meter scale) or are further cut and sliced by later faulting.

Figure 4: SD Vein West (Puchner and Meyers, 2007)

The Terra veins are low sulfidation and contain <5% accessory minerals. The hypogene sulfide, sulfosalt, and metallic minerals include native gold, electrum, (Sb-Pb-Cu) sulfosalts, arsenopyrite, pyrite, pyrrhotite, sphalerite, and chalcopyrite. These minerals are observed as <1 mm to 5 mm grains and bands within the quartz veins, or in thin (<2 mm) veins in the wall rock. Gold grains are typically rounded and <1 mm wide but may occasionally be up to 2 mm. They are distributed throughout the banded quartz veins and may congregate in a single quartz band in the center, on the margin, or in between. The gold grains also reside within and between quartz grains, and in late fractures in the quartz. This variability and possible remobilization of gold suggests that at least some of the gold was deposited during the primary quartz emplacement. The Sb-Pb-Cu sulfosalts are very susceptible to surface weathering (B. Porterfield, verbal communications) and quickly produce a green-oxide that coats the quartz, often in heavy amounts.

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Using cross-cutting relationships and other observations from drill core at Terra, a basic paragenesis can be assembled (listed in order from Early to Late) (Rombach, 2006):

● Gray Quartz Veinlets - The earliest veining observed at Terra consists of gray quartz veinlets. Alteration selvages extend up to 10 centimeters outward from these veinlets, typically grade outward from silica-rich to sericite-rich and contain up to 10 % arsenopyrite and pyrite. The veinlets seldom exceed a few millimeters in thickness and are commonly anastomosing and subparallel, suggesting they were emplaced in zones of structural weakness.

● Banded Gray Terra Quartz – These gold-bearing veins are thick (up to ~1 m wide) and are characterized by alternating deposition of light and dark quartz. The gray quartz commonly infills around euhedral crystals of white quartz. Carbonate minerals (dolomite or calcite) occur as infilling of cavities in the “toothy” euhedral quartz, as either syn- or post- emplacement for this stage of veining. The presence of euhedral quartz crystals in the veins suggest deposition in open space (dilatant zones). Typically, arsenopyrite and pyrite occur in sericite ± silica selvages around the banded veins (and occasionally, in the veins themselves). However, in several instances, wall rock alteration is negligible or absent.

● Quartz-Carbonate Veins – These veins are up to 10 centimeters thick and composed of quartz and a creamy buff-colored mineral or mineral assemblage. This assemblage contains carbonate (dolomite or ankerite) but is poorly understood. A gritty texture to the buff-colored material indicates the carbonate may be intergrown with a third unidentified mineral. These veins have sericite alteration selvages with thicknesses up to 30 cm. No sulfide mineralization has been observed in association with these veins.

● Calcite (± chlorite-quartz) - There is no alteration or sulfide mineralization observed with these veins.

● Sulfide Veins – Veinlets of sulfide-quartz (some appear stylolitic) are rarely observed. They contain varying proportions and combinations of arsenopyrite, pyrrhotite, pyrite, and chalcopyrite. Due to their scarcity, their overall position in the paragenesis at Terra is uncertain.

The Terra system appears to be a set of high-grade, “en echelon” quartz veins, that have been deposited in a structurally prepared N-S trending zone. It is unclear how much lateral continuity the veins ultimately have, but the veins do not appear to extend with any significant width into the Kahiltna Shale on the Terra Ridge to the east. There does seem to be a continuous vertical component to the veins (at least 300 meters) with consistent and comparable gold grades. The Terra quartz veins are not “high-level” chalcedonic quartz, nor are they porphyry stockwork, brittle “explosive” quartz. This difficulty in classifying the deposit has led some to label it as possible “intermediate epithermal” (D. Sillitoe, verbal communications). The Au-As-Sb (Cu-Pb-W) geochemical signature suggests that mineralization at Terra was formed from an intrusion-related fluid. An appropriate deposit model may be the “deep” epithermal (distal to an intrusion) model. As the region does contain a significant age equivalent Cu-Au porphyry deposit (Kennecott Exploration’s Rainy Pass–Mt. Estelle deposit), it is not hard to envision the Terra veins projecting from a larger Cu-Au porphyry (or similar environment) at depth.

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Ben Zone

The Ben intrusion hosts most of the currently identified high-grade lode mineralization, including the Ben, Fish and SD zones. The main target of past exploration has been the north-south striking, steeply west-dipping Ben veins zone, which has been traced by diamond drilling along a 350 m strike length and a vertical extent of over 250 m. The Ben vein extends along the eastern margin of the Ben intrusion, with the northern half within it and the southern half within the adjacent slate unit. The Ben veins range in width from 0.1 m to 1.0 m and are exposed on surface for up to 35 m, although the Ben zone is largely scree-covered.

Ben Veins Mineralogy

A mineralogical examination of Sample DC123679, of drill core from the 190.65 m to 191.11 m interval of drill hole TR-05-12 targeting the Ben vein, was done by SGS Lakefield Research Limited (Lane, 2006). The sample was crushed so that 90% of the sample passed through a 65-mesh screen, then processed to produce a heavy mineral concentrate of 60.3 g. Results showed that more than 90% of electrum occurs as grains exceeding 20 microns in average diameter. Polished section examination indicates electrum occurs as free grains, intergrown with non-opaque mineral gangue, and as attachments to, and fine stringers within, pyrite and to a lesser degree, arsenopyrite. Smaller amounts of electrum are associated with boulangerite, stibnite and galena. The concentrate also contained copper sulfide minerals, and trace amounts of bismuth and cadmium. Although silver occurs mainly in electrum, it also occurs in lesser amounts as free particles and as attachments and inclusions in pyrite and argentiferous tetrahedrite (Lane, 2006). This mineral assemblage is supported by multi-element assay data. A second, similar examination by Wyss (2011) indicated that gold occurs only in electrum, with grain size mainly between 30 and 50 microns. Electrum shows a moderate association with arsenopyrite, and less pronounced associations with freibergite, hematite, acanthite, chalcopyrite and pyrite. Silver occurs in electrum, freibergite and acanthite. Freibergite, which occurs along the tetrahedrite-tennantite solid solution series, has a moderate association with arsenopyrite, chalcopyrite, pyrite, acanthite and pyrite, and a weaker association with galena.

Fish Zone

There are two prominent outcroppings of quartz veins in the Fish zone. The upper vein is exposed at a higher elevation southeast of the lower vein. The upper vein outcrops approximately 30 m to the northwest of the collar of drill hole TR-05-07. Surface exposure is limited to a few meters along strike, and approximately 5 m downslope. The exposed portion, roughly 0.5 m in width, has a measured strike of 350 degrees, dips steeply eastward, has a competent texture and varies from massive to banded. The lower vein is located between the collars of WGC-18-53 and WGC-12-39. Partial mining at surface has exposed the vein approximately 10 m along strike and 15 m downslope. The azimuth varies somewhat along strike but is roughly parallel to the upper vein (170 degrees). However, the dip is shallower (~65 degrees) and oriented to the west. The entire outcrop containing the exposed lower vein appears to be a slump or faulted feature and may not actually be bedrock. This may account for the different orientation measured in the field. The vein is also competent, massive to banded, and varies in width from just a few cm to nearly 1.0 m.

GLOSSARY OF TECHNICAL TERMS

“Base Metal” means a classification of metals usually considered to be of low value and higher chemical activity when compared with the precious metals (gold, silver, platinum, etc.).  This nonspecific term generally refers to the high-volume, low-value metals copper, lead, tin, and zinc.

“Claim” means a mining interest giving its holder the right to prospect, explore for and exploit minerals within a defined area.

“Deposit” means an informal term for an accumulation of mineral ores.

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“Development Stage” means the stage in which a company is engaging in the preparation of its mineral asset projects containing established commercially minable mineral reserves for extraction, which has not yet reached Production Stage.

“Diamond Core” means a rotary type of rock drill that cuts a core of rock and is recovered in long cylindrical sections, two centimeters or more in diameter.

“Exploration Stage” means the earliest stage of mineral commercialization, in which a company is investigating, exploring, defining and evaluating its mineral asset projects for potential mineral reserves, but is not yet in either the development or production stage and for which no decision has yet been reached to actively prepare it for commercial development.

“Feasibility Study” means an engineering study designed to define the technical, economic, and legal viability of a mining project with a high degree of reliability.

“Grade” means the metal content of ore, usually expressed in troy ounces per ton (2,000 pounds) or in grams per ton or metric tons which contain 2,204.6 pounds or 1,000 kilograms.

“Indicated resources” are economic mineral occurrences that have been sampled (from locations such as outcrops, trenches, pits and drill holes) to a point where an estimate has been made, at a reasonable level of confidence, of their contained metal, grade, tonnage, shape, densities, physical characteristics.

“Mineralization” means the concentration of metals within a body of rock.

“Mining” means the process of extraction and beneficiation of mineral reserves to produce a marketable metal or mineral product.  Exploration continues during the mining process and, in many cases, mineral reserves are expanded during the life of the mine operations as the exploration potential of the deposit is realized.

“Ore” means material containing minerals that can be economically extracted.

“Precious Metals” means any of several relatively scarce and valuable metals, such as gold, silver, and the platinum-group metals.

“Probable Reserves” means reserves for which quantity and grade and/or quality are computed from information similar to that used for Proven Reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced.  The degree of assurance, although lower than that for Proven Reserves, is high enough to assume continuity between points of observation.

“Production Stage” means the stage in which a company is actively engaging in the process of extraction and exploitation of mineral reserves from its mineral asset projects to produce a marketable metal or mineral product.

“Proven Reserves” means reserves for which quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of the reserves are well-established.

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“Reclamation” means the process of returning land to another use after mining is completed.

“Recovery” means that portion of the metal contained in the ore that is successfully extracted by processing, expressed as a percentage.

“Reserves” means that part of a mineral deposit that could be economically and legally extracted or produced at the time of reserve determination.

“Sampling” means selecting a fractional, but representative, pare of a mineral deposit for analysis.

“Underground” means a mine working or excavation closed to the surface.

“Vein” means a fissure, faults or crack in the rock filled by minerals that have traveled upward from some deep source.

We believe that we hold good title to our properties in accordance with standards generally accepted in the minerals industry. As is customary in the gold industry, we conduct only a perfunctory title examination at the time we acquire a property. Before we begin any mining activities, however, we will conduct a full title examination and perform curative work on any defects that we deem significant.

Acquisition of Other Properties

We anticipate from time to time that we may require additional properties in Alaska for exploration. The acquisitions may include leases or similar rights from Alaska Native corporations or may include filing Federal or State of Alaska mining claims by staking claims for exploration and development. Acquiring additional properties will likely result in additional expense to us for minimum royalties, minimum rents and annual exploratory work requirements.

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Item 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth certain information regarding the ownership of New Common Stock as June 30, 2020 for:

●	each director;

●	each person known by us to own beneficially 5% or more of our New Common Stock;

●	each officer named in the summary compensation table elsewhere in this Registration Statement; and

●	all directors and executive officers as a group.

The amounts and percentages of New Common Stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has the right to acquire beneficial ownership within 60 days. Under these rules more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

Unless otherwise indicated below, each beneficial owner named in the table has sole voting and sole investment power with respect to all shares beneficially owned. The percentages below are calculated based on 16,659,531 shares of our New Common Stock and issued and outstanding as of June 30, 2020 (except as noted with respect to the percentage of BOCO).

	Shares Beneficially Owned
	Amount	%
Directors and officers:
Richard Bloom (1)(4)	1,118,839	6.7%
Brian Klemsz (2)(4)	1,119,514	6.7%
Ryan Peterson	- • -	- • - %
Total directors and officers as a group (3 total)	2,238,353	13.4%

	Shares Beneficially Owned -Greater than 5%
	Amount	%

Richard Bloom (1)	1,118,839	6.7%
Brian Klemsz (2)	1,119,514	6.7%
Joseph Zimlich (3)	1,119,514	6.7%
BOCO Investments, LLC	12,742,477	76.4%
262 East Mountain Avenue Fort Collins, CO 80524
Total for Greater than 5% Ownership	16,090,344	96.6%

(1) Reflects shares beneficially owned by Mr. Bloom and an entity of which Mr. Bloom is a manager.

(2) Reflects shares held by Mr. Klemsz individually.

(3) Reflects shares held by Mr. Zimlich who is the Manager of BOCO Investments, LLC, our principal shareholder.

(4) The address for Mr. Bloom and Mr. Klemsz is 1001 – A East Harmony Road, #340, Fort Collins, Colorado 80525.

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Item 5. DIRECTORS AND EXECUTIVE OFFICERS.

The following table sets forth, as of June 30, 2020 the name, age, and position of each executive officer and director and the tenure in office of each of our directors.

Name	Age	Positions and Offices Held	Since
Richard Bloom	53	Director and Chief Executive Officer	June 2016
Brian Klemsz	61	Director and Chief Financial Officer	June 2016
Ryan Peterson	44	Vice President – Operations	May 2017

Business Experience Descriptions

Set forth below is certain biographical information regarding each of our current executive officers and directors.

Richard Bloom

Richard Bloom, age 53, currently serves as our director and Chief Executive Officer. Mr. Bloom also currently serves as a director of Support.com, Inc., a technology support services company and since June 2016 until August 2020 he served as its President and Chief Executive Officer and until October 2020 its Principal Financial Officer. Mr. Bloom has served as a director of NexCore Companies, LLC, a healthcare real estate developer and property manager since December 2010.

Mr. Bloom has also served as a director of Glide Rite Corporation, an equipment repair and maintenance service provider to large national retailers, from June 2009 through December 2018. Additionally, he served as Executive Chairman of Arcata LLC, a marketing execution services company, from 2009 through October 2011. He served as President and Chief Operating Officer of Renaissance Acquisition Corporation, a publicly traded special purpose acquisition company, from the date of its initial public offering in 2007 until 2009. Mr. Bloom served as the Chief Executive Officer of Caswell Massey, Ltd., a personal care consumer product company, from 2006 to 2007, and as a director and Vice Chairman of Caswell Massey from 2003 to 2007. From 1999 to 2006, Mr. Bloom served in various positions at Marietta Corporation, a maker and marketer of personal care and household products, most recently as its Chief Executive Officer and President. Mr. Bloom served as a director of Marietta Holding Corporation, the successor entity to Marietta Corporation, from 2004 to 2007, and as a director and President of BFMA Holding Corporation, which owned and operated Marietta Corporation, from 1996 to 2004. Mr. Bloom served as a director of AmeriQual Group, LLC, the largest producer and supplier of meals ready-to-eat to the United States military, from 2005 to 2007. Mr. Bloom graduated summa cum laude with a B.S. in Economic Science from The Wharton School, University of Pennsylvania in 1989.

Brian Klemsz

Brian Klemsz, age 61, currently serves as our director and our Chief Financial Officer.

Since March, 2007, he has been the Chief Investment Officer of BOCO Investments, LLC. Mr. Klemsz was the Treasurer and sole Director of WestMountain Company, a public company, from inception to March 2018, and President from inception until May, 2011. He is currently also the President, Treasurer, and sole Director of WestMountain Distressed Debt, Inc., a public company. He was also the President, Treasurer and sole Director of WestMountain Alternative Energy, Inc., a public company, from inception to April, 2018. Mr. Klemsz was President and Chief Investment Officer for GDBA Investments, LLLP, a private investment partnership from May 2000 until February 2007.

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Mr. Klemsz received a Masters of Science in Accounting and Taxation in 1993 and a Masters of Science in Finance in 1990 from Colorado State University. He received his Bachelor of Science degree from the University of Colorado in 1981.

Ryan Peterson

Mr. Peterson is WestMountain Gold, Inc.’s Vice President of Operations, a position which he has held since May 2017. Before becoming the Vice President of Operations Mr. Peterson served as Operations Manager from April 2016 to May 2017.

Previously, Mr. Peterson was a Senior Investment Analyst with Bohemian Asset Management from December 2011 to April 2016 and Investment Analyst from May 2007 to December 2011. From 1998 to 2006 Mr. Peterson was an independent financial advisor.

Mr. Peterson received a Bachelor of Science in Business Administration, majoring in Finance with a minor in Economics from Washington State University in 1998.

Our bylaws authorize no less than one and no more than five directors. We currently have set the number of directors at two.

Term of Office

Our directors are appointed for a one-year term to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our bylaws. Our officers are appointed by our board of directors and hold office until removed by the board.

Family Relationships

There are no family relationships among our directors and executive officers.

Involvement in Certain Legal Proceedings

None of our directors or executive officers has, during the past ten years:

●	Had any petition under the federal bankruptcy laws or any state insolvency law filed by or against, or had a receiver, fiscal agent, or similar officer appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

●	Been convicted in a criminal proceeding or a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

●	Been the subject of any order, judgment, or decree, not subsequently reversed, suspended, or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

○	Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

○	Engaging in any type of business practice; or

○	Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;

●	Been the subject of any order, judgment, or decree, not subsequently reversed, suspended, or vacated, of any federal or state authority barring, suspending, or otherwise limiting for more than 60 days the right of such person to engage in any activity described in (i) above, or to be associated with persons engaged in any such activity;

●	Been found by a court of competent jurisdiction in a civil action or by the SEC to have violated any federal or state securities law, where the judgment in such civil action or finding by the SEC has not been subsequently reversed, suspended, or vacated; or

●	Been found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, where the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended, or vacated.

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Committees of the Board of Directors

The Board has three standing committees to facilitate and assist the Board in the execution of its responsibilities. The committees are currently the Audit Committee, the Nominations and Governance Committee and the Compensation Committee. None of our committees currently have members due to the small size of our Board. When re-constituted, the Audit and Compensation committees will consist solely of non-employee, independent directors. The Nominations and Governance committee may consist of one management director along with independent directors.

Code of Conduct and Ethics

We have adopted conduct and ethics standards titled the Code of Conduct and Ethics (the “Code of Conduct. These standards were adopted by the Board to promote transparency and integrity. The standards apply to the Board, executives and employees. Waivers of the requirements of the Code of Conduct or associated polices with respect to members of the Board or executive officers are subject to approval of the full Board.

Our Code of Conduct includes the following:

●	promotes honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest; promotes the full, fair, accurate, timely and understandable disclosure of our financial results in accordance with applicable disclosure standards, including, where appropriate, standards of materiality;

●	promotes compliance with applicable SEC and governmental laws, rules and regulations;

●	deters wrongdoing; and

●	requires prompt internal reporting of breaches of, and accountability for adherence to, the Code of Conduct.

On an annual basis, each director and executive officer will be obligated to complete a Director and Officer Questionnaire which requires disclosure of any transactions with us in which the director or executive officer, or any member of his or her immediate family, have a direct or indirect material interest. Pursuant to the Code of Conduct, the Audit Committee and the Board are charged with resolving any conflict of interest involving management, the Board and employees on an ongoing basis.

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Item 6. EXECUTIVE COMPENSATION.

Compensation Discussion and Analysis

Philosophy

We are an exploration stage organization without any continuing source of revenue. We have one employee. In the future and if warranted, we intend to implement an equity compensation program for its executive officers that will provide an incentive for such officers to achieve our business objectives. Due to its small size, the Board will fulfill the role envisioned for its compensation committee for the foreseeable future.

Equity Awards

If implemented, our equity compensation program for senior executive employees would be expected to include two forms of long-term incentives: restricted stock and stock options. Award size and frequency will be based on each executive’s demonstrated level of performance and performance over time. All awards shall be made by our Compensation Committee (“Compensation Committee”) which shall be composed of independent directors. The Compensation Committee is expected to grant awards to executives effective and to review award levels annually. In making individual awards, the Compensation Committee will consider industry practices, the performance of each executive, our performance, the value of the executive’s previous awards and our views on executive retention and succession.

Compensation Philosophy and Objectives

The major compensation objectives for named executive officers are expected to be as follows:

●	to attract and retain highly qualified individuals capable of making significant contributions to our long-term success;

●	to motivate and reward named executive officers whose knowledge, skills, and performance are critical to our success;

●	to closely align the interests of our named executive officers and other key employees with those of our shareholders; and

●	to utilize incentive-based compensation to reinforce performance objectives and reward superior performance; and

44

Role of Chief Executive Officer in Compensation Decisions

The Board will approve all compensation for the chief executive officer. The Compensation Committee makes recommendations on the compensation for the chief executive officer and will approve all compensation decisions, including equity awards, for our named executive officers. Our chief executive officer will make recommendations regarding the base salary and non-equity compensation of other named executive officers that must be approved by the Compensation Committee in its discretion.

Setting Executive Compensation

The Compensation Committee will consider that compensation for named executive officers must be managed to what we can afford and in a way that allows us to meet our goals for overall performance. The Compensation Committee will attempt to compensate the named executive officers in a manner that is reflective of the financial condition of us and may use a peer group of publicly-traded and privately-held companies in structuring the compensation packages. The Compensation Committee may also take into account the non-binding advice of the shareholders of the Company regarding executive pay.

Executive Compensation Components for the Year Ended February 29, 2020

Base Salary

Base salary will be intended to ensure that our employees are fairly and equitably compensated. Generally, base salary will be used to appropriately recognize and reward the experience and skills that employees bring to us and provides motivation for career development and enhancement. Base salary ensures that all employees continue to receive a basic level of compensation that reflects any acquired skills which are competently demonstrated and are consistently used at work.

Base salaries for our named executive officers will be initially established based on their prior experience, the scope of their responsibilities and the applicable competitive market compensation paid by other companies for similar positions. During 2019 and 2020, the Board compensated its named Vice President - Operations with a yearly salary of $144,000.

Performance-Based Incentive Compensation

The Board believes incentive compensation reinforces performance objectives, rewards superior performance and is consistent with the enhancement of shareholder value. All of our named executive officers will be eligible to receive performance-based incentive compensation. The Board did not recommend or approve payment of any performance-based incentive compensation to any named executive officer during fiscal 2019 or 2020 based on our financial condition.

45

Ownership Guidelines

We do not require our named executive officers to hold a minimum number of our shares. However, to directly align the interests of executive officers with the interests of the shareholders, we encourage each named executive officer to maintain an ownership interest in us.

Stock Option Program

We adopted the 2012 Stock Incentive Plan (the “Plan”) which was approved by shareholders at our 2013 Annual Meeting of Shareholders. The following table provides information as of February 28, 2019 related to the Plan in effect at that time.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plan (excluding securities reflected in column (a))
Equity compensation plan approved by shareholders	140,000	$50.00	20,000

Equity compensation plan not approved by shareholders
TOTAL	140,000	$50.00	20,000

We were authorized to issue options for, and have reserved for issuance, up to 80,000 shares of New Common Stock under the Plan. On January 13, 2016 at the Special Shareholder Meeting the shareholders authorized increasing the shares reserved under the Plan from 80,000 shares to 160,000 shares. As of February 29, 2020, 20,000 shares of New Common Stock remain available for grant under the 2012 Stock Incentive Plan. All share amounts and exercise prices have been adjusted to reflect the January 2018 Final Order issued in connection with our Chapter 11 Reorganization.

Retirement and Other Benefits

We have no other retirement, savings, long-term stock award or other type of plans for our named executive officers.

Perquisites and Other Personal Benefits

During the years ended February 29, 2020 and February 28, 2019, we provided the named Vice President - Operations with medical insurance. No other personal benefits were provided.

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Remuneration of Executive Officers

The following table provides information concerning the only remuneration paid to any of our named executive officers for the indicated periods.

Summary Compensation Table

Name	Principal Position	Period	Salary ($)	Bonus ($)	Stock Awards ($)	Non-Equity Incentive Plan Compensation ($)	Option Awards ($)	Other Compensation ($)	Total ($)
Ryan Peterson	Vice President – Operations	2-29-20	$144,000	$-	$-	$-	$-	$-	$144,000
		2-28-19	$144,000	$-	$-	$-	$-	$-	$144,000

Grants of Stock Based Awards in Fiscal Year Ended February 29, 2020

We did not provide performance-based incentive compensation paid to our named executive officers during fiscal 2020 or 2019 based on our financial condition.

Pension Benefits

We do not provide any pension benefits.

Nonqualified Deferred Compensation

We do not have a nonqualified deferred compensation program.

Director Compensation

We intend to use stock grants to incentive compensation to attract and retain qualified candidates to serve on the Board. In setting director compensation, we consider the significant amount of time that Directors expend in fulfilling their duties to us as well as the skill-level required by us for members of the Board. During the years ended February 28, 2019 and February 29, 2020, none of our Directors received any compensation for their services as a director.

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Item 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The following is a description of transactions that we have entered into, and in which any director, executive officer or holder of more than 5% of our capital stock has a direct or indirect material interest. All of the transactions disclosed below were duly authorized by the then-serving Board of Directors.

We entered into a promissory note with BOCO Investments, LLC (“BOCO”), our principal shareholder, dated February 7, 2018 in the amount of $5,000,000. The note is secured by substantially all of our assets. The note has a maturity date of February 7, 2025 and carries an interest rate of 2% plus 10-year US Treasury Bond Yield yearly adjustment on February 7 of each year. The default interest rate is 14%. As of February 29, 2020 and February 28, 2019 the principal and accrued interest was $5,485,811 and $5,256,014, respectively.

We entered into an unsecured promissory note with BOCO dated December 18, 2018 in the amount of $1,000,000. The note has a maturity date of December 18, 2021 and carries and interest rate of 4% plus a 10-year US Treasury Bond Yield yearly adjustment on December 18 of each year. The default interest rate is 14%. As of February 29, 2020, and February 28, 2019 the principal and accrued interest was $1,080,202 and $1,013,640, respectively.

As of February 29, 2020, BOCO owned approximately 76.4% of our New Common Stock. Brian Klemsz, a member of our Board of Directors, is employed by Bohemian Asset Management, which oversees and manages the investments of BOCO. Mr. Klemsz is not considered by us to be an independent director within the meaning of U.S. stock exchange rules. Mr. Bloom is an independent director within the U.S. stock exchange rules.

We have instituted policies and procedures for the review, approval and ratification of “related person” transactions as defined under SEC rules and regulations. Our Audit Committee Charter requires management to inform the Audit Committee of all related person transactions. In order to identify any such transactions, among other measures, we require our directors and officers to complete questionnaires identifying transactions with any entity in which the officer or director or their family members may have an interest. In addition, our Code of Ethics requires that the Audit Committee review and approve any related person transaction before it is consummated.

See also Item 10. Recent Sales of Unregistered Securities incorporated herein by reference.

Item 8. LEGAL PROCEEDINGS.

As of June 30, 2020, we were not a party to any legal proceedings and we are not aware of any proceeding contemplated against us.

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Item 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS.

Market Information

There is no current active trading market for our New Common Stock. Our New Common Stock is listed on the OTCQB under the symbol “WMTN.”

Holders

As of June 30, 2020, there were approximately 144 record holders of our New Common Stock.

Dividends

We do not intend to declare or pay any dividends and currently intends to retain any available earnings generated by its operations for the development and growth of its business. It does not currently anticipate paying any cash dividends on our outstanding shares of New Common Stock in the foreseeable future. Any future decision to pay dividends on our New Common Stock will be at the discretion of its Board and will depend on its financial condition, results of operations, capital requirements, and other factors the Board may deem relevant.

Item 10. RECENT SALES OF UNREGISTERED SECURITIES.

We filed for relief under Chapter 11 of the Bankruptcy Code on March 1, 2017. Our Amended and Restated Joint Plan of Reorganization (the “Plan”) was confirmed on January 19, 2018.

Under the Plan, our primary secured creditor converted its claims into a $5.0 million Secured Promissory Note (the “Senior Note”). The Senior Note accrues interest at an annual rate equal to 2.0% above the current yield of a 10-year U.S. Treasury Bond and is due on February 7, 2023. The interest rate changes annually on February 7. Additionally, we have the option to extend the maturity date for two years by paying an amount equal to one half of the outstanding accrued interest as of February 7, 2023. The Senior Note was deemed exempt from the registration requirements of the Securities Act of 1933 (“1933 Act”) under Section 3(a)(10) thereof.

Under the terms of the Plan, our remaining creditors received New Common Stock at a rate equal to a 0.20 share of New Common Stock for each dollar of claim then held. Additionally, following a reverse split of 500:1, our Pre-Petition Common Stock represented approximately 1.9% of the New Common Stock. Our Pre-Petition Preferred Stock was converted into New Common Stock representing approximately 0.70% of the total outstanding New Common Stock. Our Amended and Restated Joint Plan of Reorganization was confirmed on January 19, 2018. Under Section 9.5 of the Plan, all shares of New Common Stock were issued under Section 1145 of the United States Bankruptcy Code and were specifically exempted from the registration and prospectus delivery requirement of the 1933 Act, no underwriters were involved in the reorganization and related transactions.

Upon the Plan’s confirmation, we secured approximately $3.7 million of equity financing from an existing shareholder (BOCO). The shares were restricted and sold at a price of $0.50 per share. No underwriters were involved in the transaction and it was deemed by us to be exempt from the registration requirement of the Securities Act by Section 4(a)(2) thereof as a transaction not involving a public offering.

On December 18, 2018, we entered into a $1.0 million Unsecured Promissory Note with BOCO, which was deemed by us to be exempt from the registration requirements of the 1933 Act under Section 4(a)(2) thereof. The note accrues interest at a rate that is 4.0% per annum over the current yield of a 10-year U.S. Treasury Bond and is due and payable on or before December 18, 2021. We have the option to extend the note for an additional one-year provided we are not otherwise in default.

On June 27, 2019, we secured approximately $4.1 million in equity financing from seven existing shareholders at a price of $0.50 per share. No underwriters were involved in the transaction and it was deemed by us to be exempt from the registration requirement of the Securities Act by Section 4(a)(2) thereof as a transaction not involving a public offering.

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Item 11. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.

Authorized and outstanding capital stock

Our authorized capital stock consists of 100,000,000 shares of New Common Stock and 1,000,000 shares of preferred stock. As of June 30, 2020, 16,659,531 shares of New Common Stock were outstanding and no shares of preferred stock were outstanding.

Common Stock

Our articles of incorporation authorize us to issue 100,000,000 shares of New Common Stock, $0.10 par value. As of June 30, 2020, 16,659,531 shares of New Common Stock were issued and outstanding, all of which are fully paid and non-assessable.

Holders of New Common Stock are entitled to one vote for each share held of record on all matters to be voted on by shareholders and are not entitled to cumulative voting for the election of directors. Upon the liquidation, dissolution or winding up of our business, after payment of all liabilities and payment of preferential amounts to the holders of preferred stock, if any, the shares of New Common Stock are entitled to share equally in our remaining assets. Pursuant to our articles of incorporation, no shareholder has any preemptive rights to subscribe for our securities. The New Common Stock is not subject to redemption.

We do not intend to declare or pay any cash dividends on our New Common Stock. We currently intend to retain future earnings in excess of preferred stock dividends, if any, for operations and to develop and expand our business. We do not anticipate paying any dividends on our New Common Stock in the foreseeable future. Any future determination with respect to the payment of dividends on the New Common Stock will be at the discretion of the Board and will depend on, among other things, operating results, financial condition and capital requirements, the terms of then-existing indebtedness, general business conditions and other factors the Board deems relevant.

Preferred Stock

Our articles of incorporation authorize us to issue 1,000,000 shares of preferred stock, par value $0.01 per share, in one or more series with such voting powers, full or limited, or no voting powers and such designations, preferences and relative participation, optional or other special rights, and the qualifications, limitations or restrictions thereof as shall be stated in the resolutions of the Board providing for their issuance.

Stock Options and Warrants

See Item 6 – Executive Compensation – Stock Option Program above incorporated hereby by reference.

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Item 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 7-109-102 of the Colorado Business Corporation Act permits a Colorado corporation to indemnify any director against liability if such person acted in good faith and, in the case of conduct in an official capacity with the corporation, that the director’s conduct was in the corporation’s best interests and, in all other cases, that the director’s conduct was at least not opposed to the best interests of the corporation or, with regard to criminal proceedings, the director had no reasonable cause to believe the director’s conduct was unlawful.

Section 7-109-103 of the Colorado Business Corporation Act provides that, unless limited by its articles of incorporation, a Colorado corporation shall indemnify a person who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the person was a party because the person is or was a director, against reasonable expenses incurred by him or her in connection with the proceeding.

Sections 11 and 12 of our articles of incorporation provide that we shall indemnify, to the maximum extent permitted by law in effect from time to time, any director and person who is or was an officer, agent, fiduciary or employee of ours against any claim, liability or expense arising against or incurred by such person made party to a proceeding because such person is or was a director, officer, agent, fiduciary or employee of ours or because such person is or was serving another entity as a director, officer, partner, trustee, employee, fiduciary or agent at our request. We further have the authority to the maximum extent permitted by law to purchase and maintain insurance providing such indemnification.

Article XIII of our bylaws provides for broad indemnification of our directors and officers.

Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable.

At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification will be required or permitted. Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise.

Item 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The financial statements required to be included in this Registration Statement appear beginning on page F-1.

Item 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

Item 15. FINANCIAL STATEMENTS AND EXHIBITS.

Index to Financial Statements

See the Index to our financial statements on page F-1 of this Registration Statement.

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Exhibits

Exhibit Number	Description
2.1	Debtor’s First Amended and Restated Joint Plan of Reorganization dated December 20, 2017 and Final Order Dated January 19, 2018.
3.1	Articles of Incorporation of WestMountain Gold, Inc.
3.2	Bylaws of WestMountain Gold, Inc.
4.1	Form of Certificate of WestMountain Gold, Inc. Common Stock
10.1	Lease dated March 22, 2005 between Ben Porterfield as Lessor and Anglogold Ashanti (USA) Exploration Inc., as Lessee (subsequently acquired by Terra Gold Corporation, a subsidiary of Registrant)
10.2	Unsecured Promissory Note dated December 18, 2018
10.3	Secured Promissory Note dated February 7, 2018
21.1	Subsidiaries of the Registrant

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SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2020	WESTMOUNTAIN GOLD, INC.

	By:	/s/ RICHARD BLOOM
	Name:	Richard Bloom
	Title:	Director and Chief Executive Officer

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WESTMOUNTAIN GOLD, INC.

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of WestMountain Gold, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of WestMountain Gold, Inc. as of February 29, 2020 and February 28, 2019, the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of February 29, 2020 and February 28, 2019, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a significant accumulated deficit. In addition, the Company continues to experience negative cash flows from operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/ BF Borgers CPA PC
BF Borgers CPA PC

We have served as the Company's auditor since 2019

Lakewood, CO

August 25, 2020

F-2

WestMountain Gold, Inc.

Audited Consolidated Balance Sheets

	February 29,	February 28,
	2020	2019

ASSETS
Current assets:
Cash and cash equivalents	$1,888,949	$769,561
Prepaid expenses	211,082	142,629
Total current assets	2,100,031	912,190

Property and equipment, net	23,894	39,089
Asset retirement costs	72,786	75,848
Security deposits	1,225,140	1,225,140
Total assets	$3,421,851	$2,252,267

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$65,330	$9,127
Accrued interest - related party	566,013	269,654
Accrued liabilities	28,826	11,077
Total current liabilities	660,169	289,858

Notes payable	6,000,000	6,000,000
Asset retirement obligation	193,701	172,352
Total liabilities	6,853,870	6,462,210

Commitments and contingencies	-	-

Stockholders' Equity:
Preferred stock, $0.10 par value, 1,000,000 shares authorized, 0 issued and outstanding as of February 29, 2020 and February 28, 2019	-	-
Common stock, $0.01 par value. 100,000,000 shares authorized; 16,659,531 and 8,559,531 shares issued and outstanding as of February 29, 2020 and February 28, 2019, respectively	166,595	85,595
Additional paid-in capital	6,519,472	2,525,565
Accumulated deficit	(10,118,086)	(6,821,103)
Total stockholders’ deficit	(3,432,019)	(4,209,943)
Total liabilities and deficit	$3,421,851	$2,252,267

The accompanying notes are an integral part of the consolidated financial statements.

F-3

WestMountain Gold, Inc.

Audited Consolidated Statements of Operations

	Year Ended February 29,	Year Ended February 28,
	2020	2019

Sales	$-	$396,197
Cost of goods sold	-	-
Gross margin	-	396,197
Operating expenses:
General and administrative	1,038,370	1,944,687
Exploration expense	1,942,835	1,131,710
Total operating expenses	2,981,205	3,076,397
Income (loss) from operations	(2,981,205)	(2,680,200)
Other income (expense)
Interest income (expense), net	1,929	290
Asset retirement obligation	(21,348)	(18,098)
Interest expense, related party	(296,359)	(255,067)
Total other income (expense)	(315,778)	(272,875)
Income (loss) before income taxes	(3,296,983)	(2,953,075)
Provision for income taxes (benefit)	-	-
Net loss	(3,296,983)	(2,953,075)

Basic and diluted earnings (loss) per common share	$(0.24)	$(0.35)

Weighted-average number of common shares outstanding:
Basic and diluted	13,913,629	8,555,399

The accompanying notes are an integral part of the consolidated financial statements.

F-4

WestMountain Gold, Inc.

Audited Consolidated Statement of Changes in Stockholders’ Deficit

					Additional			Total
	Preferred Stock		Common Stock		Paid-In	Subscription	Accumulated	Stockholders’
	Shares	Value	Shares	Value	Capital	Receivable	Deficit	Deficit

Balance, February 28, 2018	-	$-	8,331,531	$83,315	$2,379,598	(197,000)	$(3,868,028)	$(1,602,115)

Net income (loss)	-	-	-	-	-	-	(2,953,075)	(2,953,075)
Issuance of common stock in connection with sales made under private offerings	-	-	228,000	2,280	111,720	-	-	114,000
Stock-based compensation expense related to stock options	-	-	-	-	34,247	-	-	34,247
Funds received for stock previously issued through private offerings	-	-	-	-	-	197,000	-	197,000

Balance, February 28, 2019	-	$-	8,559,531	$85,595	$2,525,565	-	$(6,821,103)	$(4,209,943)

Net income (loss)	-	-	-	-	-	-	(3,296,983)	(3,296,983)
Issuance of common stock in connection with sales made under private offerings	-	-	8,100,000	81,000	3,969,000	-	-	4,050,000
Stock-based compensation expense related to stock options	-	-	-	-	24,907	-	-	24,907

Balance, February 29,2020	-	$-	16,659,531	$166,595	$6,519,472	-	$(10,118,086)	$(3,432,019)

The accompanying notes are an integral part of the consolidated financial statements.

F-5

WestMountain Gold, Inc.

Audited Consolidated Statements of Cash Flows

	Year Ended February 29,	Year Ended February 28,
	2020	2019

Cash flows from operating activities of continuing operations:
Net income (loss)	$(3,296,983)	$(2,953,075)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	15,195	10,836
Stock-based compensation	24,907	34,247
Changes in operating assets and liabilities:
Accounts receivable - other	-	60,647
Prepaid expenses	(68,453)	4,142
Accounts payable	56,203	(45,443)
Asset retirement obligation	21,349	18,098
Asset retirement costs	3,062	3,751
Accrued liabilities	17,749	11,077
Accrued interest	296,359	255,068
Net cash used in operating activities	(2,930,612)	(2,600,652)

Cash flows from investing activities:
Purchase of fixed assets	-	(49,925)
Net cash used in financing activities	-	(49,925)

Cash flows from financing activities:
Proceeds from the sale of promissory notes	-	1,000,000
Decrease in subscription receivable	-	(197,000)
Proceeds from stock issuances	4,050,000	114,000
Net cash provided by financing activities	4,050,000	1,311,000

Net increase (decrease) in cash and cash equivalents	1,119,388	(1,339,577)
Cash and cash equivalents at beginning of period	769,562	2,109,139
Cash and cash equivalents at end of period	$1,888,950	$769,562

Supplemental disclosure of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

F-6

WestMountain Gold, Inc.

Notes to Consolidated Financial Statements

February 29, 2020 and February 28, 2019

1.	NATURE OF OPERATIONS

WestMountain Gold, Inc. (“WMTN” or the “Company”) is an exploration stage mining company, determined in accordance with applicable Securities and Exchange Commission (“SEC”) guidelines, which pursues gold projects.

WMTN’s wholly-owned subsidiary, Terra Gold Corporation (“TGC”), was a joint venture partner with Raven Gold Alaska, Inc. (“Raven”) through February 12, 2014, on a gold system project (“the Terra Project”). On February 12, 2014, the Company, through its wholly-owned subsidiary, Terra Gold Corp, acquired 100% ownership interest in the Terra Project from Raven, which is a wholly-owned subsidiary of Corvus Gold Inc. for $1.8 million in cash and 200,000 shares of WMTN.

On March 1, 2017 the Company filed for relief under Chapter 11 of the Unites States Bankruptcy Code (titled 11 of the United States Code) in the United States Bankruptcy Court for the District of Colorado (the “Court”). At the time of the filing, the Company had approximately $8.3 million of outstanding debt, $2.4 million of accrued and unpaid interest, and $1.9 million of outstanding trade payables. Under the plan, a portion of the Company’s Creditors converted their claims into a $5.0 million Secured Promissory Note (“Senior Note”). The Senior Note accrues interest at an annual rate equal to 2.0% above the current yield of a 10-year U.S. Treasury bond and is due on February 7, 2023. The interest rate will change annually on February 7th. Additionally, the Company has the option to extend the maturity date for an additional two years by paying an amount equal to one half of the outstanding accrued interest as of February 7, 2023. Under the terms of the Plan, the Company’s remaining creditors received Common Stock at a rate equal to $0.20 Common Stock for each dollar of claim then held.

The Company had 74,240,023 Common Shares outstanding and had 60,000 Preferred Shares outstanding at the date of the bankruptcy filing. Following a reverse split of 500:1 per the Plan of Reorganization, WestMountain’s Pre-Petition Common Stock represented approximately 1.8% of the Common Stock. The Company’s Pre-Petition Preferred Stock converted into Common Stock representing approximately 0.7% of the total outstanding Common Stock. On January 19, 2018, the Court confirmed the Debtors’ First Amended and Restated Joint Plan of Reorganization dated December 20, 2017 (“Reorganization”).

The Company is currently focused on exploration at the Terra Project (which it now calls the “Terra Project”) in the state of Alaska. The Terra Project consists of 339 Alaska state mining claims plus an additional 5 unpatented lode mining claims held under the lease (subject to a 3-4% net smelter return (“NSR”) royalty to the lessor, dependent upon the gold price) covering 86.1 square miles (55,104 acres). The property is centered on a five mile long trend of gold vein occurrences. All government permits and reclamation plans for continued exploration through 2024 were renewed and the fees to maintain the Terra claims through September 2020 were paid by the Company. The property lies approximately 120 miles west-northwest of Anchorage and is accessible via helicopter or fixed-wing aircraft. The property has haul roads, a mill facility and adjoining camp infrastructure, a tailings pond, and other infrastructure. The remote camp is powered by diesel-powered generators and water is supplied to the mill by spring-fed sources and year-round water well.

The Company is considered an exploration stage company under SEC criteria because it has not demonstrated the existence of proven or probable reserves at the Terra Project. Accordingly, as required under SEC guidelines and U.S. GAAP for companies in the exploration stage, substantially all expenditures in the mining properties to date, have been expensed as incurred and therefore do not appear as assets on our balance sheet. The Company expects to remain as an exploration stage company for the foreseeable future. The Company will not exit the exploration stage until such time that it demonstrates the existence of proven or probable reserves that meet SEC guidelines. Likewise, unless mineralized material is classified as proven or probable reserves, substantially all expenditures for mine exploration and construction will continue to be expensed as incurred.

F-7

COVID-19

On March 11, 2020, the World Health Organization (“WHO”) declared the Covid-19 outbreak to be a global pandemic. In addition to the devastating effects on human life, the pandemic is having a negative ripple effect on the global economy, leading to disruptions and volatility in the global financial markets. Most US states and many countries have issued policies intended to stop or slow the further spread of the disease.

Covid-19 and the U.S,’s response to the pandemic are significantly affecting the economy. There are no comparable events that provide guidance as to the effect the Covid-19 pandemic may have, and, as a result, the ultimate effect of the pandemic is highly uncertain and subject to change. We do not yet know the full extent of the effects on the economy, the markets we serve, our business, or our operations.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Going Concern

The financial statements have been prepared on a going concern basis which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has incurred losses since its Reorganization on January 19, 2018 resulting in an accumulated deficit of $10,118,086 as of February 29, 2020, and further losses are anticipated in the development of its business. Accordingly, there is substantial doubt about the Company’s ability to continue as a going concern.

During the next several years WMTN estimates that it will require approximately $12.0-$15.0 million in capital to achieve its business plan. WMTN expects to raise this capital through the issuance of equity or debt. Additionally, the Company is considering all avenues to satisfy its existing obligations under its $5.0 million Senior Note as well as providing the required performance guarantee bonds related to its business. The Company expects to remain in the exploration stage for the foreseeable future and continues to evaluate its options for alternative revenue-generating operations, which may result in a change of the Company’s current business plan. Alternatively, the Company may choose to scale back operations with a smaller level of business activity, while adjusting overhead depending on the availability of additional financing.

No assurance can be given that WMTN will be able to raise the additional capital as it is needed, or that this capital can be obtained or on reasonable terms acceptable to the Company. Also, as a result of the COVID-19 outbreak, securing capital for development stage companies has become much more difficult compared to recent levels prior to COVID-19.

If the Company is unsuccessful in obtaining or agreeing to financing, the Company may be forced to discontinue all operations.

Basis of Presentation

The consolidated financial statements of the Company have been prepared in accordance with US GAAP and are expressed in United States dollars. For the years ended February 29, 2020, and 2019, the consolidated financial statements include the accounts of the Company; and its wholly-owned subsidiary, Terra Gold Corporation. All intercompany accounts and transactions are eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to revenue recognition and contingencies. The Company bases its estimates on historical experience, known or expected trends, and various other assumptions that are believed to be reasonable given the quality of information available as of the date of these financial statements. The results of these assumptions provide the basis for making estimates about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

F-8

Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents consist of cash on deposit with banks and money market funds, the fair value of which approximates cost. The Company maintains its cash balances with a high-credit-quality financial institution. At times, such cash may be more than the Federal Deposit Insurance Corporation-insured limit of $250,000. The Company has not experienced any losses in such accounts, and management believes the Company is not exposed to any significant credit risk on its cash and cash equivalents.

Revenue Recognition

The Company recognizes revenue under the guidelines of The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 606. Revenue is recognized net of royalties. Product pricing is determined at the point revenue is recognized by reference to active and freely traded commodity markets, for example, the London Bullion Market for both gold and silver, in an identical form to the product sold.

Fair Value Measurements

FASB ASC 820 “Fair Value Measurements and Disclosures” (“ASC 820”) defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable.

Level 3 - Unobservable inputs that are supported by little or no market activity, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of February 29, 2020, and February 28, 2019. The Company uses the market approach to measure fair value for its Level 1 financial assets and liabilities. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The respective carrying value of certain balance sheet financial instruments approximates its fair value. These financial instruments include cash, trade receivables, related party payables, accounts payable, accrued liabilities, and short-term borrowings. Fair values were estimated to approximate carrying values for these financial instruments since they are short term in nature, and they are receivable or payable on demand.

The estimated fair value of assets and liabilities acquired in business combinations and reporting units and long-lived assets used in the related asset impairment tests utilize inputs classified as Level 3 in the fair value hierarchy.

Property and equipment

Property and equipment are stated at cost or fair value if acquired as part of a business combination. Depreciation is computed by the straight-line method and is charged to operations over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred. The carrying amount and accumulated depreciation of assets sold or retired are removed from the accounts in the year of disposal and any resulting gain or loss is included in the results of operations. The estimated useful lives of property and equipment are as follows:

F-9

Computers, software, and office equipment	1 – 5 years
Machinery and equipment	1 – 3 years
Vehicles	5 years
Furniture and fixtures	5 – 10 years
Leasehold improvements	Lesser of the lease term or estimated useful life

Construction in process is not depreciated until the construction is completed and the asset is placed into service.

Income taxes

The Company accounts for income taxes under FASB ASC 740, “Accounting for Income Taxes”. Under FASB ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under FASB ASC 740, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. FASB ASC 740-10-05, “Accounting for Uncertainty in Income Taxes” prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities.

The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. The Company assesses the validity of its conclusions regarding uncertain tax positions every quarter to determine if facts or circumstances have arisen that might cause it to change its judgment regarding the likelihood of a tax position’s sustainability under audit.

Related Parties

The Company accounts for related party transactions in accordance with ASC 850 (“Related Party Disclosures”). A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

Basic and Diluted Net Income (Loss) Per Share

The Company computes net income (loss) per share in accordance with ASC 260, “Earnings per Share”. ASC 260 requires presentation of both basic and diluted earnings per share (“EPS”) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common stockholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

F-10

Recent accounting pronouncements

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new pronouncements that have been issued that might have a material impact on its financial position or results of operations except as noted below:

In December 2019, the FASB issued Accounting Standards Update No. 2019-12 (“ASU 2019-12”), Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The standard is intended to simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740, as well as improve the consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For the Company, the amendments in ASU 2019-12 are effective for annual periods beginning January 1, 2022. The Company is evaluating the impact this new accounting guidance may have on its Consolidated Financial Statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases. This new standard established a right-of-use (“ROU”) model that requires a lessee to record an ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. The Company adopted the standard on January 1, 2019, and all leases are classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. As of February 29, 2020, the Company did not have any leases that fell under this standard.

Although there are several other new accounting pronouncements issued or proposed by the FASB, which the Company has adopted or will adopt, as applicable, the Company does not believe any of these accounting pronouncements has had or will have a material impact on its financial position or results of operations.

3.	PREPAID EXPENSES

The following table sets forth the components of the Company’s prepaid expenses on February 29, 2020 and February 28, 2019:

	February 29, 2020	February 28, 2019

Insurance down payments	$16,202	$14,416
Annual fees	194,880	128,213
Total	$211,082	$142,629

Prepaid expenses represent prepayments made in the normal course and in which the economic benefit is expected to be realized within twelve months.

4.	PROPERTY AND EQUIPMENT

The following table sets forth the components of the Company’s property and equipment at February 29, 2020 and February 28, 2019:

	February 29, 2020			February 28, 2019
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Capital assets subject to depreciation:
Machinery and equipment	$49,925	$(26,031)	23,894	$49,925	$(10,836)	39,089

Total fixed assets	$49,925	$(26,031)	$23,894	$49,925	$(10,836)	$39,089

For the years ended February 29, 2020 and the year ended February 28, 2019, the Company recorded depreciation expense of $15,195 and $10,836 respectively.

F-11

5.	OTHER ASSETS

Since 2017, the Company’s wholly-owned subsidiary, Terra Gold Corporation (“TGC”), has provided a $1,224,140 certificate of deposit (the “CD”) as security for a Land Use Performance Guarantee Agreement (“Performance Guarantee”) as required by the Alaska Department of Natural Resources (“ADNR”). The CD was pledged to and accepted by the ADNR on February 1, 2017, which remains in full effect until TGC has satisfactorily complied with the obligations, terms and conditions of the Performance Guarantee.

On February 1, 2018, the Company paid a $1,000 deposit to Corporate Stock transfer that will be kept on file for the duration of our business relationship with this vendor.

The Company operates in Alaska. ADNR requires a pool of funds from all permittees with exploration and mining projects to cover reclamation. There is a $750 per acre disturbance reclamation bond that is required for disturbance of 5 acres or more and/or removal of more than 50,000 cubic yards of material. The Company disturbed area is currently less than five acres and/or 50,000 cubic yards of material. The Company uses the Standardized Reclamation Cost Estimator (nvbond.org), the method presented in the Mine Closure and Reclamation Cost Estimation Guidelines, to calculate the Company’s asset retirement obligation (“ARO”). The asset retirement obligation, consisting of estimated future mine reclamation and closure costs, may increase or decrease significantly in the future as a result of changes in regulations, mine plans, estimates, or other factors. The Company’s ARO is recognized as a liability at fair value in the period incurred. An ARO, which is initially estimated based on discounted cash flow estimates, is accreted to full value over time through charges to accretion expense. Resultant ARO cost assets are depreciated on a units-of-production method over the related long-lived asset’s useful life. The Company’s ARO is adjusted annually, or more frequently at interim periods if necessary, to reflect changes in the estimated present value resulting from revisions to the timing or amount of reclamation and closure costs.

The following table sets forth the components of the Company’s Other Assets at February 29, 2020 and February 28, 2019.

	February 29, 2020	February 28, 2019

State of Alaska performance guarantee	$1,224,140	$1,224,140
Security deposit	1,000	1,000
Asset retirement costs	72,786	75,848
Total other assets	$1,297,926	$1,300,988

6.	ACCOUNTS PAYABLE

Trade payables are recognized initially at the transaction price and subsequently measured at the undiscounted amount of cash or other consideration expected to be paid. Accrued expenses are recognized based on the expected amount required to settle the obligation or liability. The accounts payable balance as of February 29, 2020 and February 28, 2019 is $65,330 and $9,127, respectively.

F-12

7.	RELATED PARTY PAYABLES AND ACTIVITY

The Company entered into a promissory note with BOCO Investments, a related party, dated February 7, 2018 in the amount of $5,000,000. The note has a maturity date of February 7, 2023 and carries an interest rate of 2% plus 10-year US Treasury Bond Yield yearly adjustment on February 7. The default interest rate is 14%. As of February 29, 2020 and February 28, 2019 the principal and accrued interest is $5,485,811 and $5,256,014, respectively.

The Company entered into a promissory note with BOCO Investments, a related party, dated December 18, 2018, in the amount of $1,000,000. The note has a maturity date of December 18, 2021, and carries an interest rate of 4% plus 10-year US Treasury Bond Yield yearly adjustment on December 18. The default interest rate is 14%. As of February 29, 2020 and February 28, 2019 the principal and accrued interest is $1,080,202 and $1,013,640, respectively.

As of February 29, 2020, BOCO Investments owned approximately 76.4% of the Company. Brian Klemsz, a member of the Company’s Board of Directors, is employed by Bohemian Asset Management which oversees and manages the investments of BOCO Investments, LLC.

8.	COMMITMENTS AND CONTINGENCIES

On January 7, 2011, Terra Mining Corporation (“TMC”) entered into an Amended Claims Agreement with Ben Porterfield related to five mining claims known as Fish Creek 1-5 (ADL-648383 through ADL-648387), which claims have been assigned to the Terra Project. As part of this Amended Claims Agreement, Ben Porterfield consented to certain conveyances, assignments, contributions and transfers related to the above five mining claims.

The Amended Lease Agreement dated January 7, 2011, which incorporates certain transfers and amendments to the Lease dated March 22, 2005, between Ben Porterfield and AngloGold Ashanti (USA) Exploration Inc., has a term of ten years, which can be extended as long thereafter as the Company pays the minimum royalties provided in the Amended Lease Agreement. Effective March 22, 2015, the annual minimum royalty payment due is $125,000. Terra Gold Corp, our wholly owned subsidiary,. was assigned the interest of Terra Project on January 22, 2014.

9.	INCOME TAXES

Reconciliation between the expected federal income tax rate and the actual tax rate is as follows:

	Years Ended
	February 29, 2020	February 28, 2019

Federal statutory tax rate	21%	21%
State tax, net of federal benefit	5%	5%
Total tax rate	26%	26%
Allowance	(26)%	(26)%
Effective tax rate	-%	-%

F-13

The following is a summary of the deferred tax assets:

	Year Ended
	February 29, 2020	February 28, 2019

Net operating loss carryforwards	$2,623,000	1,765,000
Valuation allowance	(2,623,000)	(1,765,000)
Net deferred tax asset	$-	$-

The Company has no tax provision for any period presented due to our history of operating losses. As of February 29, 2020, the Company had estimated net operating loss carry forwards of approximately $10,087,000 that may be available to reduce future years’ taxable income through 2032 subject to Section 382 limitations. Future tax benefits which may arise as a result of these losses have not been recognized in these financial statements, as management has determined that their realization is not likely to occur and accordingly, the Company has recorded a valuation allowance for the full value of the deferred tax asset relating to these tax loss carry-forwards. Additionally, the Company has not filed tax returns, therefore the potential realizability of this loss in future periods is indeterminable

The Company adopted accounting rules which address the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under these rules, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. These accounting rules also provide guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of February 29, 2020 no liability for unrecognized tax benefits was required to be recorded.

10.	STOCKHOLDERS’ EQUITY

Common stock

The Company is authorized to issue 100,000,000 shares of common stock at a par value of $0.01 and had 16,659,531 and 8,559,531 shares of common stock issued and outstanding as of February 29, 2020 and February 28, 2019, respectively.

Preferred stock

The Company is authorized to 1,000,000 shares of preferred stock at a par value of $0.10. There were no preferred shares issued and outstanding as of February 29, 2020 and February 28, 2019.

Common Stock Issued in Private Placements

During the year ended February 29, 2020, the Company issued 8,100,000 shares and realized proceeds of $4,050,000.

F-14

Stock Options

The following table represents all outstanding and exercisable stock options as of February 29, 2020.

	Options Issued	Options Forfeited	Options Outstanding	Vested Options	Strike Price	Weighted Average Remaining Life (Yrs.)

	14,500	(8,250)	6,250	6,250	$50.00	3.18
	2,000	-	2,000	2,000	$60.00	1.60
Total	16,500	(8,250)	8,250	8,250	$52.42	2.79

During the quarter ended July 31, 2015, the Company issued a six-and-a-quarter year option to purchase 2,000 shares of our common stock at $60.00 per share. On the date of grant, utilizing the Black-Scholes model, the following assumptions were used: expected life of the options of 6.25 years, expected volatility of 148.30%, risk-free interest rate of 2.00% and no dividend yield. The remaining stock-based compensation to be recorded on this issuance was $0 as of February 29, 2020.

During the quarter ended July 31, 2016, the Company issued seven year options to purchase 14,500 of our common stock at $50.00 per share. On the date of grant, utilizing the Black-Scholes model, the following assumptions were used: expected life of the options of 5 years, expected volatility of 258.53%, risk-free interest rate of 1.32% and no dividend yield. During the years ended February 29, 2020 and February 28, 2019, the Company recorded $24,907 and $34,247 in stock-based compensation expense related to these stock options after calculating their value using the Black-Scholes pricing model. The remaining stock-based compensation to be recorded on this issuance was $4,151 as of February 29, 2020.

11.	SUBSEQUENT EVENTS

In accordance with ASC 855-10 management has performed an evaluation of subsequent events from February 29th, 2020, through the date the financial statements were available to be issued and has determined that there are no items requiring disclosure.

F-15

WestMountain Gold, Inc.

Consolidated Balance Sheets

	May 31,	February 29,
	2020	2020
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$1,587,876	$1,888,949
Prepaid expenses	138,650	211,082
Total current assets	1,726526	2,100,031

Property and equipment, net	20,096	23,894
Asset retirement costs	71,657	72,786
Security deposits	1,225,140	1,225,140
Total assets	$3,043,419	$3,421,851

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable	$65,472	$65,330
Accrued interest – related party	626,179	566,013
Accrued liabilities	31.395	28,826
Total current liabilities	723,046	660,169

Notes payable	6,000,000	6,000,000
Asset retirement obligation	199,126	193,701
Total liabilities	6,922,172	6,853,870

Commitments and contingencies	–	–

Stockholders' Equity:
Preferred stock, $0.10 par value, 10,000,000 shares authorized, 0 issued
And outstanding as of May 31, 2020 and February 29, 2020	-	-
Common stock, $0.01 par value. 100,000,000 shares authorized; 16,659,531 issued and outstanding as of May 31, 2020 and February 29, 2020, respectively	166,595	166,595
Additional paid-in capital	6,523,623	6,519,472
Accumulated deficit	(10,568,971)	(10,118,086)
Total stockholders' deficit	(3,878,753)	(3,432,019)
Total liabilities and deficit	$3,043,419	$3,421,851

The accompanying notes are an integral part of the consolidated financial statements.

F-16

WestMountain Gold, Inc.

Unaudited Consolidated Statements of Operations

	Three Months Ended May 31,	Three Months Ended May 31,
	2020	2019
	(unaudited)	(unaudited)
Sales	$-	$-
Cost of goods sold	-	-
Gross margin	-	-
Operating expenses:
General and administrative	337,509	150,731
Exploration expense	48,046	-
Total operating expenses	385,555	150,731

Income (loss) from operations	(385,555)	(150,731)

Other income (expense)
Interest income (expense), net	261	129
Asset retirement obligation	(5,426)	(4,725)
Interest expense, related party	(60,165)	(75,793)
Total other income (expense)	(65,330)	(80,389)
Income (loss) before income taxes	(450,885)	(231,121)
Provision for income taxes (benefit)	-	-
Net loss	$(450,885)	$(231,121)

Basic and diluted earnings (loss) per common share	$(0.03)	$(0.03)

Weighted-average number of common shares outstanding:
Basic and diluted	16,659,531	8,555,531

The accompanying notes are an integral part of the consolidated financial statements.

F-17

WestMountain Gold, Inc.

Unaudited Consolidated Statement of Changes in Stockholders’ Deficit

	Preferred Stock		Common Stock		Paid-In	Accumulated	Stockholders’
	Shares	Value	Shares	Value	Capital	Deficit	Deficit

Balance, February 28, 2019	-	$-	8,559,531	$8,560	$2,571,076	$(6,789,579)	$(4,209,943)

Net income (loss)	-	-	-	-	-	(231,121)	(231,121)
Stock based compensation expense related to stock options	-	-	-	-	6,227	-	6,227

Balance, May 31,2019	-	$-	8,559,531	$8,560	$2,577,303	$(7,020,700)	$(4,434,837)

	Preferred Stock		Common Stock		Paid-In	Accumulated	Stockholders’
	Shares	Value	Shares	Value	Capital	Deficit	Deficit

Balance, February 29, 2020	-	$-	16,659,531	$166,595	$6,519,472	$(10,118,086)	$(3,432,019)

Net income (loss)	-	-	-	-	-	(450,885)	(450,885)
Stock based compensation expense related to stock options	-	-	-	-	4,151	-	4,151

Balance, May 31,2020	-	$-	16,659,531	$166,595	$6,523,623	$(10,568,971)	$(3,878,752)

The accompanying notes are an integral part of the consolidated financial statements.

F-18

WestMountain Gold, Inc.

Unaudited Consolidated Statements of Cash Flows

	Three Months Ended May 31,	Three Months Ended May 31,
	2020	2019
Cash flows from operating activities of continuing operations:
Net income (loss)	$(450,885)	$(231,121)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	3,799	3,799
Stock-based compensation	4,151	6,227
Changes in operating assets and liabilities:
Prepaid expenses	72,432	48,615
Accounts payable	141	(29)
Asset retirement obligation	5,425	4,725
Asset retirement costs	1,129	1,121
Accrued liabilities	2,569	1,384
Accrued interest	60,165	75,793
Net cash used in operating activities	(301,074)	(89,486)

Cash flows from investing activities:

Net cash used in financing activities	-	-

Cash flows from financing activities:

Net cash provided by financing activities	-	-

Net increase (decrease) in cash and cash equivalents	(301,073)	(89,486)
Cash and cash equivalents at beginning of period	1,888,949	769,561
Cash and cash equivalents at end of period	$1,587,876	$680,075

Supplemental disclosure of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

F-19

WestMountain Gold, Inc.

Notes to Consolidated Financial Statements (unaudited)

For the Three Months Ended May 31, 2020 and May 31, 2019

1.	NATURE OF OPERATIONS

WestMountain Gold, Inc. (“WMTN” or the “Company”) is an exploration stage mining company, determined in accordance with applicable Securities and Exchange Commission (“SEC”) guidelines, which pursues gold projects.

WMTN’s wholly-owned subsidiary, Terra Gold Corporation (“TGC”), was a joint venture partner with Raven Gold Alaska, Inc. (“Raven”) through February 12, 2014, on a gold system project (“the Terra Project”). On February 12, 2014, the Company, through its wholly-owned subsidiary, Terra Gold Corp, acquired 100% ownership interest in the Terra Project from Raven, which is a wholly-owned subsidiary of Corvus Gold Inc. (TSX:KOR, OTCQX: CORVF) for $1.8 million in cash and 200,000 shares of WMTN.

On March 1, 2017 the Company filed for relief under Chapter 11 of the Unites States Bankruptcy Code (titled 11 of the United States Code) in the United States Bankruptcy Court for the District of Colorado (the “Court”). At the time of the filing, the Company had approximately $8.3 million of outstanding debt, $2.4 million of accrued and unpaid interest, and $1.9 million of outstanding trade payables. Under the plan, a portion of the Company’s Creditors converted their claims into a $5.0 million Secured Promissory Note (“Senior Note”). The Senior Note accrues interest at an annual rate equal to 2.0% above the current yield of a 10-year U.S. Treasury bond is due on February 7, 2023. The interest rate will change annually on February 7th. Additionally, the Company has the option to extend the maturity date for an additional two years by paying an amount equal to one half of the outstanding accrued interest as of February 7, 2023. Under the terms of the Plan, the Company’s remaining creditors received Common Stock at a rate equal to $0.20 Common Stock for each dollar of claim then held.

The Company had 74,240,023 Common Shares outstanding and had 60,000 Preferred Shares outstanding at the date of the bankruptcy filing. Following a reverse split of 500:1 per the Plan of Reorganization, WestMountain’s Pre-Petition Common Stock represented approximately 1.8% of the Common Stock. The Company’s Pre-Petition Preferred Stock converted into Common Stock representing approximately 0.7% of the total outstanding Common Stock. On January 19, 2018, the Court confirmed the Debtors’ First Amended and Restated Joint Plan of Reorganization dated December 20, 2017 (“Reorganization”).

The Company is currently focused on exploration at the Terra Project (which it now calls the “Terra Project”) in the state of Alaska. The Terra Project consists of 344 Alaska state mining claims including five unpatented lode mining claims held under the lease (subject to a 3-4% net smelter return (“NSR”) royalty to the lessor, dependent upon the gold price) covering 86.1 square miles (55,040 acres). The property is centered on a five mile long trend of gold vein occurrences. All government permits and reclamation plans for continued exploration through 2024 were renewed and the fees to maintain the Terra claims through September 2020 were paid by the Company. The property lies approximately 120 miles west-northwest of Anchorage and is accessible via helicopter or fixed-wing aircraft. The property has haul roads, a mill facility and adjoining camp infrastructure, a tailings pond, and other infrastructure. The remote camp is powered by diesel-powered generators and water is supplied to the mill by spring-fed sources and year-round water well.

The Company is considered an exploration stage company under SEC criteria because it has not demonstrated the existence of proven or probable reserves at the Terra Project. Accordingly, as required under SEC guidelines and U.S. GAAP for companies in the exploration stage, substantially all expenditures in the mining properties to date, have been expensed as incurred and therefore do not appear as assets on our balance sheet. The Company expects to remain as an exploration stage company for the foreseeable future. The Company will not exit the exploration stage until such time that it demonstrates the existence of proven or probable reserves that meet SEC guidelines. Likewise, unless mineralized material is classified as proven or probable reserves, substantially all expenditures for mine exploration and construction will continue to be expensed as incurred.

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COVID-19

On March 11, 2020, the World Health Organization (“WHO”) declared the Covid-19 outbreak to be a global pandemic. In addition to the devastating effects on human life, the pandemic is having a negative ripple effect on the global economy, leading to disruptions and volatility in the global financial markets. Most US states and many countries have issued policies intended to stop or slow the further spread of the disease.

Covid-19 and the U.S.’s response to the pandemic are significantly affecting the economy. There are no comparable events that provide guidance as to the effect the Covid-19 pandemic may have, and, as a result, the ultimate effect of the pandemic is highly uncertain and subject to change. We do not yet know the full extent of the effects on the economy, the markets we serve, our business, or our operations.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Going Concern

The financial statements have been prepared on a going concern basis which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has incurred losses since its Reorganization on January 19, 2018 resulting in an accumulated deficit of $10,568,971 as of May 31, 2020, and further losses are anticipated in the development of its business. Accordingly, there is substantial doubt about the Company’s ability to continue as a going concern.

During the next several years WMTN estimates that it will require approximately $12.0-$15.0 million in capital to achieve its business plan. WMTN expects to raise this capital through the issuance of equity or debt. Additionally, the Company is considering all avenues to satisfy its existing obligations under its $5.0 million Senior Note as well as providing the required performance guarantee bonds related to its business. The Company expects to remain in the exploration stage for the foreseeable future and continues to evaluate its options for alternative revenue-generating operations, which may result in a change of the Company’s current business plan. Alternatively, the Company may choose to scale back operations with a smaller level of business activity, while adjusting overhead depending on the availability of additional financing.

No assurance can be given that WMTN will be able to raise the additional capital as it is needed, or that this capital can be obtained or on reasonable terms acceptable to the Company. Also, as a result of the COVID-19 outbreak, securing capital for development stage companies has become much more difficult compared to recent levels prior to COVID-19.

If the Company is unsuccessful in obtaining or agreeing to financing, the Company may be forced to discontinue all operations.

Unaudited Financial Statements

The accompanying unaudited consolidated financial statements of WMTN and its subsidiaries have been prepared in accordance with generally accepted accounting principles (“GAAP”) for interim financial information and with the instructions to Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The February 29, 2020 consolidated balance sheet has been derived from the audited financial statements for the year ended February 29, 2020. The financial statements for the periods May 31, 2020 and 2019 are unaudited and include all adjustments necessary to a fair statement of the results of operations for the periods then ended. All such adjustments are of a normal, recurring nature. The results of the Company’s operations for any interim period are not necessarily indicative of the results of the Company’s operations for a full fiscal year.

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Basis of Presentation

The consolidated financial statements of the Company have been prepared in accordance with US GAAP and are expressed in United States dollars and include the accounts of the Company; and its wholly-owned subsidiary, Terra Gold Corporation. All intercompany accounts and transactions are eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to revenue recognition and contingencies. The Company bases its estimates on historical experience, known or expected trends, and various other assumptions that are believed to be reasonable given the quality of information available as of the date of these financial statements. The results of these assumptions provide the basis for making estimates about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents consist of cash on deposit with banks and money market funds, the fair value of which approximates cost. The Company maintains its cash balances with a high-credit-quality financial institution. At times, such cash may be more than the Federal Deposit Insurance Corporation-insured limit of $250,000. The Company has not experienced any losses in such accounts, and management believes the Company is not exposed to any significant credit risk on its cash and cash equivalents.

Revenue Recognition

The Company recognizes revenue under the guidelines of The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 606. Revenue is recognized net of royalties. Product pricing is determined at the point revenue is recognized by reference to active and freely traded commodity markets, for example, the London Bullion Market for both gold and silver, in an identical form to the product sold.

Fair Value Measurements

FASB ASC 820 “Fair Value Measurements and Disclosures” (“ASC 820”) defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable.

Level 3 - Unobservable inputs that are supported by little or no market activity, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of May 31, 2020, and February 29, 2020. The Company uses the market approach to measure fair value for its Level 1 financial assets and liabilities. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The respective carrying value of certain balance sheet financial instruments approximates its fair value. These financial instruments include cash, trade receivables, related party payables, accounts payable, accrued liabilities, and short-term borrowings. Fair values were estimated to approximate carrying values for these financial instruments since they are short term in nature, and they are receivable or payable on demand.

F-22

The estimated fair value of assets and liabilities acquired in business combinations and reporting units and long-lived assets used in the related asset impairment tests utilize inputs classified as Level 3 in the fair value hierarchy.

Property and equipment

Computers, software, and office equipment	1 – 5 years
Machinery and equipment	1 – 3 years
Vehicles	5 years
Furniture and fixtures	5 – 10 years
Leasehold improvements	Lesser of the lease term or estimated useful life

Property and equipment are stated at cost or fair value if acquired as part of a business combination. Depreciation is computed by the straight-line method and is charged to operations over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred. The carrying amount and accumulated depreciation of assets sold or retired are removed from the accounts in the year of disposal and any resulting gain or loss is included in the results of operations. The estimated useful lives of property and equipment are as follows:

Construction in process is not depreciated until the construction is completed and the asset is placed into service.

Income taxes

The Company accounts for income taxes under FASB ASC 740, “Accounting for Income Taxes”. Under FASB ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under FASB ASC 740, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. FASB ASC 740-10-05, “Accounting for Uncertainty in Income Taxes” prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities.

The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. The Company assesses the validity of its conclusions regarding uncertain tax positions every quarter to determine if facts or circumstances have arisen that might cause it to change its judgment regarding the likelihood of a tax position’s sustainability under audit.

Related Parties

The Company accounts for related party transactions in accordance with ASC 850 (“Related Party Disclosures”). A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

F-23

Basic and Diluted Net Income (Loss) Per Share

The Company computes net income (loss) per share in accordance with ASC 260, “Earnings per Share”. ASC 260 requires presentation of both basic and diluted earnings per share (“EPS”) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common stockholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

Recent accounting pronouncements

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new pronouncements that have been issued that might have a material impact on its financial position or results of operations except as noted below:

In December 2019, the FASB issued Accounting Standards Update No. 2019-12 (“ASU 2019-12”), Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The standard is intended to simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740, as well as improve the consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For the Company, the amendments in ASU 2019-12 are effective for annual periods beginning January 1, 2022. The Company is evaluating the impact this new accounting guidance may have on its Consolidated Financial Statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases. This new standard established a right-of-use (“ROU”) model that requires a lessee to record an ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. The Company adopted the standard on January 1, 2019, and all leases are classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. As of May 31, 2020, the Company did not have any leases that fell under this standard.

Although there are several other new accounting pronouncements issued or proposed by the FASB, which the Company has adopted or will adopt, as applicable, the Company does not believe any of these accounting pronouncements has had or will have a material impact on its financial position or results of operations.

3.	PREPAID EXPENSES

The following table sets forth the components of the Company’s prepaid expenses on May 31, 2020 and February 29, 2020:

	May 31, 2020	February 29, 2020
	(unaudited)
Insurance down payments	$15,819	$16,202
Annual fees	122,831	194,880
Total	$138,650	$211,082

Prepaid expenses represent prepayments made in the normal course and in which the economic benefit is expected to be realized within twelve months.

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4.	PROPERTY AND EQUIPMENT

The following table sets forth the components of the Company’s property and equipment at May 31, 2020 and February 29, 2020:

	May 31, 2020 (unaudited)			February 29, 2020
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Capital assets subject to depreciation:
Machinery and equipment	$49,925	$(29,829)	$20,096	$49,925	$(26,031)	23,894

Total fixed assets	$49,925	$(29,829)	$20,096	$49,925	$(26,031)	$23,894

For the quarter ended May 31, 2020 and May 31, 2019, the Company recorded depreciation expense of $3,799 and $3,799, respectively.

5.	OTHER ASSETS

Since 2017, the Company’s wholly-owned subsidiary, Terra Gold Corporation (“TGC”), has provided a $1,224,140 certificate of deposit (the “CD”) as security for a Land Use Performance Guarantee Agreement (“Performance Guarantee”) as required by the Alaska Department of Natural Resources (“ADNR”). The CD was pledged to and accepted by the ADNR on February 1, 2017, which remains in full effect until TGC has satisfactorily complied with the obligations, terms and conditions of the Performance Guarantee.

On February 1, 2018, the Company paid a $1,000 deposit to Corporate Stock transfer that will be kept on file for the duration of our business relationship with this vendor.

The Company operates in Alaska. ADNR requires a pool of funds from all permittees with exploration and mining projects to cover reclamation. There is a $750 per acre disturbance reclamation bond that is required for disturbance of 5 acres or more and/or removal of more than 50,000 cubic yards of material. The Company disturbed area is currently less than five acres and/or 50,000 cubic yards of material. The Company uses the Standardized Reclamation Cost Estimator (nvbond.org), the method presented in the Mine Closure and Reclamation Cost Estimation Guidelines, to calculate the Company’s asset retirement obligation (“ARO”). The asset retirement obligation, consisting of estimated future mine reclamation and closure costs, may increase or decrease significantly in the future as a result of changes in regulations, mine plans, estimates, or other factors. The Company’s ARO is recognized as a liability at fair value in the period incurred. An ARO, which is initially estimated based on discounted cash flow estimates, is accreted to full value over time through charges to accretion expense. Resultant ARO cost assets are depreciated on a units-of-production method over the related long-lived asset’s useful life. The Company’s ARO is adjusted annually, or more frequently at interim periods if necessary, to reflect changes in the estimated present value resulting from revisions to the timing or amount of reclamation and closure costs.

The following table sets forth the components of the Company’s other assets at May 31, 2020 and February 29, 2020.

	May 31, 2020	February 29, 2020
	(unaudited)
State of Alaska performance guarantee	$1,224,140	$1,224,140
Security deposit	1,000	1,000
Asset retirement costs	71,657	72,786
Total other assets	$1,296,797	$1,297,926

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6.	ACCOUNTS PAYABLE

Trade payables are recognized initially at the transaction price and subsequently measured at the undiscounted amount of cash or other consideration expected to be paid. Accrued expenses are recognized based on the expected amount required to settle the obligation or liability. The accounts payable balance as of May 31, 2020 and February 29, 2020 is $65,472 and $65,330, respectively.

7.	RELATED PARTY PAYABLES AND ACTIVITY

The Company entered into a promissory note with BOCO Investments, a related party, dated February 7, 2018 in the amount of $5,000,000. The note has a maturity date of February 7, 2025 and carries an interest rate of 2% plus 10-year US Treasury Bond Yield yearly adjustment on February 7. The default interest rate is 14%. As of May 31, 2020 and February 29, 2020 the principal and accrued interest is $5,531,055 and $5,485,811, respectively.

The Company entered into a promissory note with BOCO Investments, a related party, dated December 18, 2018, in the amount of $1,000,000. The note has a maturity date of December 18, 2021, and carries an interest rate of 4% plus 10-year US Treasury Bond Yield yearly adjustment on December 18. The default interest rate is 14%. As of May 31, 2020 and February 29, 2020 the principal and accrued interest is $1,095,124 and $1,080,202, respectively.

As of May 31, 2020, BOCO Investments owned approximately 76.4% of the Company. Brian Klemsz, a member of the Company’s Board of Directors, is employed by Bohemian Asset Management which oversees and manages the investments of BOCO Investments, LLC.

8.	COMMITMENTS AND CONTINGENCIES

On January 7, 2011, Terra Mining Corporation (“TMC”) entered into an Amended Claims Agreement with Ben Porterfield related to five mining claims known as Fish Creek 1-5 (ADL-648383 through ADL-648387), which claims have been assigned to the Terra Project. As part of this Amended Claims Agreement, Ben Porterfield consented to certain conveyances, assignments, contributions and transfers related to the above five mining claims.

The Amended Lease Agreement dated January 7, 2011, which incorporates certain transfers and amendments to the Lease dated March 22, 2005, between Ben Porterfield and AngloGold Ashanti (USA) Exploration Inc., has a term of ten years, which can be extended as long thereafter as the Company pays the minimum royalties provided in the Amended Lease Agreement. Effective March 22, 2015, the annual minimum royalty payment due is $125,000. Terra Gold Corp., our wholly owned subsidiary, was assigned the interest of Terra on January 22, 2014.

9.	INCOME TAXES

Reconciliation between the expected federal income tax rate and the actual tax rate is as follows:

	Period Ended
	May 31, 2020	February 29, 2020

Federal statutory tax rate	21%	21%
State tax, net of federal benefit	5%	5%
Total tax rate	26%	26%
Allowance	(26)%	(26)%
Effective tax rate	-%	-%

F-26

The following is a summary of the deferred tax assets:

	Period Ended
	May 31, 2020	February 28, 2020

Net operating loss carryforwards	$2,740,000	2,623,000
Valuation allowance	(2,740,000)	(2,623,000)
Net deferred tax asset	$-	$-

The Company has no tax provision for any period presented due to our history of operating losses. As of May 31, 2020, the Company had estimated net operating loss carry forwards of approximately $10,537,000 that may be available to reduce future years’ taxable income through 2032 subject to Section 382 limitations. Future tax benefits which may arise as a result of these losses have not been recognized in these financial statements, as management has determined that their realization is not likely to occur and accordingly, the Company has recorded a valuation allowance for the full value of the deferred tax asset relating to these tax loss carry-forwards. Additionally, the Company has not filed tax returns, therefore the potential realizability of this loss in future periods is indeterminable

The Company adopted accounting rules which address the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under these rules, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. These accounting rules also provide guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of May 31, 2020 no liability for unrecognized tax benefits was required to be recorded.

10.	STOCKHOLDERS’ EQUITY

Common stock

The Company is authorized to issue 100,000,000 shares of common stock at a par value of $0.01 and had 16,659,531 of common stock issued and outstanding as of May 31, 2020 and February 29, 2020.

Common Stock Issued in Private Placements

No common stock was issued during the quarters ended May 31, 2020 and May 31, 2019.

Stock Options

The following table represents all outstanding and exercisable stock options as of May 31, 2020.

	Options Issued	Options Forfeited	Options Outstanding	Vested Options	Strike Price	Weighted Average Remaining Life (Yrs.)

	14,500	(8,250)	6,250	6,250	$50.00	2.92
	2,000	-	2,000	2,000	$60.00	1.35
Total	16,500	(8,250)	8,250	8,250	$52.42	2.54

During the quarter ended July 31, 2015, the Company issued a six-and-a-quarter year option to purchase 2,000 of our common stock at $60.00 per share. On the date of grant, utilizing the Black-Scholes model, the following assumptions were used: expected life of the options of 6.25 years, expected volatility of 148.30%, risk-free interest rate of 2.00% and no dividend yield. The remaining stock-based compensation to be recorded on this issuance was $0 as of May 31, 2020.

During the quarter ended July 31, 2016, the Company issued seven year options to purchase 14,500 shares of our common stock at $50.00 per share. On the date of grant, utilizing the Black-Scholes model, the following assumptions were used: expected life of the options of 5 years, expected volatility of 258.53%, risk-free interest rate of 1.32% and no dividend yield. During the quarter ended May 31, 2020 and May 31, 2019, the Company recorded $4,151 and $6,227 in stock-based compensation expense related to these stock options after calculating their value using the Black-Scholes pricing model. The remaining stock-based compensation to be recorded on this issuance was $0 as of May 31, 2020.

11.	SUBSEQUENT EVENTS

In accordance with ASC 855-10 management has performed an evaluation of subsequent events from May 31st, 2020, through the date the financial statements were available to be issued and has determined that there are no items requiring disclosure.

F-27

Exhibit Index

Exhibit Number	Description
2.1	Debtor’s First Amended and Restated Joint Plan of Reorganization dated December 20, 2017 and Final Order Dated January 19, 2018.
3.1	Articles of Incorporation of WestMountain Gold, Inc.
3.2	Bylaws of WestMountain Gold, Inc.
4.1	Form of Certificate of WestMountain Gold, Inc. Common Stock
10.1	Lease dated March 22, 2005 between Ben Porterfield as Lessor and Anglogold Ashanti (USA) Exploration Inc., as Lessee (subsequently acquired by Terra Gold Corporation, a subsidiary of Registrant)
10.2	Unsecured Promissory Note dated December 18, 2018
10.3	Secured Promissory Note dated February 7, 2018
21.1	Subsidiaries of the Registrant

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